SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

ANNUAL REPORT OF KT CORPORATION

(From January 1, 2024 to December 31, 2024)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

Independent auditors’ reports on both Consolidated and Separate financial statements (K-IFRS) were filed to the SEC on March 13, 2025 (File Number 001-14926 / Film Number 25733702).

THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL FINANCIAL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate Overview

1. Overview

A. Name of the Company : KT Corporation

B. Overview of Subsidiaries (As of December 31, 2024) : 83 Companies, excluding KT.

- Increase/Decrease in number of Subsidiaries

(Unit : Companies)

Classification	Subsidiaries				The number of consolidated subsidiaries
	year-beginning	Increase	Decrease	year-end
Listed	9	0	0	9	9
Other	75	4	5	74	20
Total	84	4	5	83	29

※ Significant changes in Subsidiaries

Classification	Name of Subsidiary	Causes for Changes
Newly included Subsidiaries	BC Strategic Investment Partnership No. 2	Established in Q2 2024
	K-Logistics Hwaseong Co., Ltd.	Established in Q3 2024
	KT Net Core Co., Ltd.	Established in Q4 2024
	KT P&M Co., Ltd.	Established in Q4 2024
Excluded from Subsidiaries	Lolab Co., Ltd.	Disposed in Q2 2024
	Pocheon Jeonggyori Development Co., Ltd.	Liquidated in Q2 2024
	KT Healthcare Vina Company Limited	Disposed in Q2 2024
	Juice Co., Ltd.	Disposed in Q4 2024
	KT NexR Co., Ltd.	Merged with KT Co., Ltd. in Q4 2024

C. Date of Incorporation: December 10, 1981

D. Location of Headquarters: 90 Bulljeong-ro, Bundang-gu, Seongnam-city, Gyeonggi-do 13606, Korea

E. Significant changes in management and auditor

Date of change	Types of shareholders’ meetings	Appointment		End of term or dismissal
		New appointment	Reappointment
August 30, 2023	Extraordinary Shareholders’ Meeting	(Representative Director) Young Shub Kim (Inside Director) Chang-Seok Seo	—	—

June 30, 2023	Extraordinary Shareholders’ Meeting	(Outside Director) YangHee Choi Woo-Young Kwak Jong Soo Yoon Yeong Kyun Ahn Seung Hoon Lee Seongcheol Kim Seung Ah Theresa Cho	—	—

March 31, 2023	Annual General Shareholders’ Meeting	—	—	(Outside Director) Hyunmyung Pyo Chung-gu Kang Eunjeong Yeo *

March 28, 2023	—	—	—	(Representative Director) Hyeonmo Ku (Outside Director) Huiyeol Yu (resigned) Dae-yu Kim (resigned)

March 27, 2023	—	—	—	(Inside Director) Kyoung-Lim Yun (resigned)

March 06, 2023	—	—	—	(Outside Director) Benjamin Hong (resigned)

January 12, 2023	—	—	—	(Outside Director) Kang-chul Lee (resigned)

*

At the general meeting of shareholders held on March 31, 2023, the terms of office for outside directors, Hyeon-myeong Pyo, Chung-gu Kang, and Eunjeong Yeo, expired. However, in accordance with Article 386, Paragraph 1 of the Commercial Act, new outside directors were appointed at the 2023 extraordinary general meeting of shareholders, and the outgoing directors maintained their rights and duties as outside directors until the new directors’ rights and duties commenced.

2. Total Number of Shares and Related Matters

A. Status of Capital Increase/Decrease (As of December 31, 2024) (Unit: KRW million, Shares)

There has been no change in capital stock for the past 5 business years.

Type of Stock	Category	43rd FY (End of 2024)	42nd FY (End of 2023)	41st FY (End of 2022)
Common Stock	Current Number of Issued Shares	252,021,685	257,860,760	261,111,808
	Par value (KRW)	5,000	5,000	5,000
	Capital Stock	1,564,499	1,564,499	1,564,499

B. Total Number of Shares (As of December 31, 2024) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
I. Total Number of Authorized Shares		1,000,000,000	—	1,000,000,000
II. Total Number of Issued Shares		312,899,767	—	312,899,767
III. Total Number of Reduced Shares		60,878,082	—	60,878,082
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Cancellation	60,878,082	—	60,878,082
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
IV. Current Number of Issued Shares (II – III)		252,021,685	—	257,860,760
V. Number of Treasury Shares		6,188,739	—	6,188,739
VI. Current Number of Issued and Outstanding Shares		245,832,946	—	245,832,946
VII. Treasury Share Ownership (%)		2.46		2.46

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2024) (Unit: Shares)

		Type of Shares	Beginning of Term	Change			End of Term
Method of Acquisition				Acquired (-)	Disposed (-)	Cancelled (-)
Direct Acquisition	On the Market	Common Shares	—	695,775	—	695,775	—
	OTC Transaction	Common Shares	11,447,338	—	115,299	5,143,300	6,188,739
Total		Common Shares	11,447,338	695,775	115,299	5,839,075	6,188,739

3. Articles of Incorporation

Date of amendment	The name of Shareholders’ Meeting	Significant Changes	Causes for the Changes
March 28, 2024	The 42nd Annual General Meeting of Shareholders	Introduction of quarterly dividends (Article 49, Article 49-2) Change of dividend record date (Article 49) Clarification of terms (Article 34)

Introduction of quarterly dividends and deletion of provisions related to interim dividends due to the introduction of quarterly dividends

Establishment of grounds to change the dividend record date, which is set as the end of the term in the articles of incorporation, to another date (after the dividend amount is confirmed)

Clarification of the Representative Director’s term management plan to the management plan within the term

June 30, 2023	The First Extraordinary Shareholders’ Meeting in 2023

Reduction in the number of internal directors (Articles 24, 29)

Abolition of multiple

Representative Directors

(Articles 18, 25, 29)

Upward revision of the resolution criteria for the appointment of Representative Directors (Article 25)

Amendments to the provisions relating to the terms of directors (Article 26 (deleted), Article 27, Article 28 (deleted))

Qualifications for Representative Directors (Article 25)

Establishment of a Governance Structure Committee (Article 41-2)

Establishment of a Nomination Committee for director candidates (Articles 25, 32, 33, 41, 42)

Composition of the Nomination Committee for director candidates (Article 42)

Reduction in the number of internal directors to strengthen the independence of the board

Abolition of the multiple Representative Directors system to strengthen the accountability of the Representative Director

Increase in the approval criteria for the appointment of the Representative Director to ensure the selection of the most qualified candidate with the support of majority shareholders

Elimination of staggered terms and related regulations for outside directors and clarification of the basis for differentiated terms for directors

Enhancement of the qualifications criteria for the Representative Director and establishment of guidelines for the selection of Representative Director candidates

Establishment of a Governance Structure Committee comprised of four outside directors to enhance independence (excluding internal directors)

Integration of the Representative Director Candidate Evaluation Committee and Outside Director Candidate Recommendation Committee into the “Director Candidate Recommendation Committee”

Composition of the Director Candidate Recommendation Committee with all outside directors to strengthen independence (excluding internal directors)

March 31, 2023	The 41st Annual General Meeting of Shareholders

Addition of a new purpose of business (Article 2): 35. Facility rental business

Introduction of reporting obligations for treasury stock (Article 48-2)

Introduction of obligation to obtain shareholder approval for acquisition of treasury stock through cross-shareholding (Article 48-3)

Implementation of rental business to expand the customer base for DIGICO B2C

Strengthening communication with shareholders regarding treasury stock

Enhancing communication with shareholders regarding treasury stock

※

The latest amendment date of the Articles of Incorporation is March 28, 2024, and the agenda for the 43rd regular shareholders’ meeting (scheduled to be held on March 31, 2025) includes a proposal to amend part of the Articles of Incorporation.

II. Details of Businesses

1. (Consumer Services) Business Overview

All Consolidated companies of KT ( including KT) can be distinguished by a separate legal entity that provides independent services and products, and the business of each affiliated company is categorized into (1) ICT that provides wireless and wired communication/convergence services, (2) Finance business that provides credit card services, (3) Satellite broadcasting services, (4) Real estate business utilizing KT’s assets, and (5) Other businesses carried out by subsidiaries including content, information technology, global business, and others.

Revenue by division (Unit: KRW million)

	FY2024		FY2023		FY2022
Business Division	Revenue	%	Revenue	%	Revenue	%
ICT	18,579,678	58.7	18,371,437	58.3	18,289,243	59.4
Finance	3,557,455	11.2	3,720,859	11.8	3,613,981	11.7
Satellite Broadcasting	706,305	2.2	708,217	2.2	704,928	2.3
Real Estate	595,814	1.9	583,504	1.9	485,056	1.6
Other	8,204,574	25.9	8,118,542	25.8	7,708,737	25
Sum	31,643,826	100	31,502,559	100	30,801,945	100
Cons’ Adjustments	-5,212,622	—	-5,126,286	—	-5,151,934	—

Total	26,431,204	—	26,376,273	—	25,650,011	—

Financial statements for the 43rd, 42nd, and 41st fiscal years are in accordance with K-IFRS No. 1116

A. ICT: KT Corporation

KT Corporation provides wireless communication, high-speed internet, corporate lines, and other fixed-line and wireless communication services for retail and corporate customers, as well as IPTV and other paid broadcasting services, AI/IT business, and B2B services. KT Corporation is integrating AX capabilities into its communication, media, and IT businesses to secure growth momentum.

B. Satellite Broadcasting Service Business: KT Skylife Co., Ltd.

KT Skylife Co., Ltd. pioneered the commercialization of multi-channel HD based on H.264 in Korea, leading the domestic HD broadcasting service market. It has launched the largest UHD multi-channel service in Korea and reflects customer trends towards rational consumption with its ‘30% discount home bundle’ product. Since 2020, it has launched the budget phone service ‘Skylife Mobile,’ offering a triple bundle product (TPS) combining MVNO phones, satellite broadcasting, and internet.

C. Real Estate Business: KT Estate Co., Ltd.

KT Group’s real estate business continues stable growth with a business strategy centered on owned assets. Through periodic portfolio strategy updates, it selects products reflecting real estate market fluctuations and maximizes asset value, while creating new spaces incorporating ICT innovative technologies.

D. Other Businesses: Commerce, Advertising, etc.

Genie Music Co., Ltd. operates a digital music service business, with genie being a leading music service brand in Korea, strengthening its position as a domestic music service provider.

KT Alpha Co., Ltd. is expanding its commerce business base from TV to mobile and is creating synergies through its merger with KT M House Co., Ltd., which has capabilities in the mobile coupon business.

Nasmedia Co., Ltd. operates internet and mobile display advertising, IPTV, and digital outdoor advertising media sales as its main business.

KT Studio Genie Co., Ltd. was established on January 28, 2021, to lead the group’s media/content business (content production/planning/investment/distribution, etc.) and has since strengthened its position as a media operator through the discovery of quality content.

KT Sat Co., Ltd.’s satellite service business generates revenue by securing satellites and providing services using orbit and frequency allocated by the government. It provides satellite services using four self-owned satellites and satellite transponder services from overseas operators.

KT Cloud Co., Ltd. has been expanding its customer base in the DC and Cloud business since its launch on April 1, 2022, solidifying market leadership in Cloud, AI Cloud, DC, and other business areas, and continuing its growth.

2. (Consumer Services) Major Products and Services

A. ICT : KT

Price fluctuations of KT’s mobile plans, IPTV, broadband, fixed-line phones, and combined products are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). Prices below do not reflect additional discounts.

-	Mobile Services (Unit : KRW, VAT included)

Plan		Monthly Rate
5G Choice	Premium Choice	130,000
	Special Choice	110,000
	Basic Choice	90,000
5G Simple 110GB/90GB/70GB/50GB/30GB		69,000/67,000/65,000/63,000/61,000
5G Slim 21GB/14GB/10GB/7GB/4GB		58,000/55,000/50,000/45,000/37,000

-	New Rate Plan: Online (KT.com) exclusive ‘Yogo’ rate plan (launched January 2024)

-	IPTV

•	TV rate plan restructured into a choice format (June 2, 2022), followed by an expansion of choice product lineup.

•	New rate plan launch: Genie TV Disney+ Choice Standard/Premium (June 2024).

-	Broadband

•	Product lineup includes Essence (maximum speed 1Gbps), Basic (maximum speed 500Mbps), Slim Plus (maximum speed 200Mbps).

•	New rate plan launch: Online (KT.com) exclusive ‘Affordable Discount’ rate plan (January 2024).

B. Satellite Broadcasting Service Business: KT Skylife Co., Ltd.

KT Skylife’s TV business is categorized into skyTV, GTS (formerly OTS), and UHD products. Internet rate plans are classified by speed (maximum 100Mbps, 200Mbps, 500Mbps, 1Gbps). Mobile rate plans are divided into data plans around 10,000 KRW, selectable plans, and unlimited plans. Detailed rate plan descriptions can be found on the website (skylife.co.kr).

C. Other Businesses

-	Genie Music

The price trends of our main service, music service plans, are as follows (unit: KRW)

Category	Product Type	Product (Pass) Composition	2024	2023	2022
Digital Music Service	Unlimited Music Streaming	Data Safe Music Streaming	10,900	10,900	10,900
		Music Streaming (PC + Mobile)	8,400	8,400	8,400
		Smart Music Streaming (Mobile Device Only)	7,400	7,400	7,400
	MP3 Download	Monthly 5 Songs Download	3,000	3,000	3,000
		Monthly 10 Songs Download	5,500	5,500	5,500
	Music Streaming by Play Count	300 Plays	4,800	4,800	4,800
		100 Plays	1,600	1,600	1,600
		20 Plays	800	800	800
Partnership Service	Music + E-book Unlimited Use (genie X millie)	Music (Mobile) Streaming + E-book/Audiobook	13,000	13,000	13,000

-	KT CS, KT IS

Due to the nature of contact centers, it is difficult to derive meaningful figures through average price calculation.

-	KT M Mobile Co., Ltd.

KT M Mobile’s mobile rate plans are divided into postpaid phone plans, terminal bundle plans, and USIM-only plans. Detailed rate plan descriptions can be found on the website (ktmmobile.com).

-	KT Cloud

1)	Cloud

Public

-  On-demand service that provides Cloud-based IT infrastructure (computing/storage/NW, etc.) tailored to client needs, available whenever and as much as needed

-  Offers high performance and stability without concerns for IT procurement, operation, or management

CDN	- Contents Delivery service that delivers large-scale contents in real-time anywhere in the world - Supports 100+ countries and 200,000+ Edge services

Private	- Client-specific Cloud service independently built at client’s location - Provides tailored services optimized for client business environments with high stability and excellent security

Marketplace	- Digital catalog service that curates industry-leading 3rd party solutions to clients’ needs - Provides easy access to solutions that are optimized for clients’ business needs

AI Computing

-  Service providing flexible and scalable AI accelerators for AI learning/inference.

-  Allows variable adjustment of the accelerator’s computing performance and memory capacity, offering cost-saving benefits by charging only for usage.

2)	DC

Colocation

-  Provides advanced computing infrastructure by directly accessing KT IDC Internet backbone network to improve internet connectivity speed and by providing power, air conditioning, and security infrastructure.

Managed Service

-  IT outsourcing service managing the customer’s IT systems and various data center infrastructure resources using KT Cloud’s infrastructure (including monitoring tool rental, IT infrastructure operation, maintenance, relocation, consulting, etc.).

DCx (DC Everything)	- Service that designs, builds, and operates the customer’s own data center tailored to their needs.

Connectivity	- Service that provides various NW connections with DC/CSP for data center tenants (including XC, HCX, DCI, etc.).

3. (Consumer Services) Information about property, plant and equipment

A. Status of property, plant and equipment(As of December 31, 2024)

KT

- Land	(Unit: KRW million)

Book value as of January 1, 2024	Increase	Decrease	Book value as of December 31, 2024	official land price
848,709	13,697	-1,928	860,478	5,655,421

- Building	(Unit: KRW million)

Book value as of January 1, 2024	Increase	Decrease	Book value as of December 31, 2024	official land price
983,714	64,641	(1,406)	(70,010)	976,939

- Other property, plant and equipment	(Unit: KRW million)

Classification	Book value as of January 1, 2024	Increase	Decrease	Depreciation Cost	Book value as of December 31, 2024
Constructed Structure	43,684	963	—	(3,146)	41,501
Machinery facilities	5,134,670	1,528,420	(37,768)	(1,722,260)	4,903,062
Cable facilities	3,615,847	612,630	(29,495)	(592,995)	3,605,987
Financial Leasing	976,625	288,904	(24,476)	(344,754)	896,299
Others	70,312	24,357	(1,305)	(31,430)	61,934
Sum	9,841,138	2,455,274	(93,044)	(2,694,585)	9,508,783

KT Skylife

- Operating equipment	(Unit: KRW million)

Land(m2)	Building(m2)	Sum(m2)	Book value
396	22,732	23,128	16,440

- Other business equipment

(Unit: KRW million)

Classification	Asset value

Broadcast center	25,471
Satellite receiving device	64,564
Sum	90,035

KT Estate

- Investment real estate	(Unit: KRW million)

Book value as of January 1, 2024	Acquisition or Subsitution	Depreciation cost	Disposal	Book value as of December 31, 2024
1,139,102	(1,392)	(38,017)	(33,976)	1,065,717

- Tangible assets	(Unit: KRW million)

Book value as of January 1, 2024	Acquisition or Subsitution	Depreciation cost	Disposal	Book value as of December 31, 2024
79,036	3,286	(7,178)	(1,696)	73,448

B. Capital Expenditure

KT, on stand alone basis, invested a total of KRW 2.299 trillion as CAPEX (Capital Expenditure) during 2024. Major subsidiaries’ CAPEX for 2024 was KRW 0.823 trillion for the growing businesses such as finance, media/content, cloud/IDC, and real estate.

4. (Consumer Services) Revenue from Major Business Areas

A.	ICT : KT

(1) Performance in terms of revenue (Unit: KRW millions, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Service revenue	16,153,402	86.9	15,932,421	86.7	15,766,188	86.2
Merchandise sales	2,426,276	13.1	2,439,016	13.3	2,523,055	13.8
Total	18,579,678	100.0	18,371,437	100.0	18,289.243	100.0

(2) Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the B2B business, the supply conditions and service fees are determined via a negotiation with enterprise customers.

(3) Sales Strategy

(a) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : ‘5G Choice plan’ to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•	New additional service: New additional services (V Coloring, etc.) that will become the driving force for additional sales based on the 5G platform.

•

Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, differentiated mobile phone insurance products, and ‘Dual Number’ service to use 2 phone numbers in 1 phone.

(b) Broadband Internet Service

•	Lead the market with preemptive GiGA infrastructure investment and service quality enhancement

•	Expand sales synergy by bundling products between telco (5G, IPTV, etc.) and non-telco (CCTV, IoT, etc.) services

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Provide the optimized wireless internet environment through introducing advanced WiFi devices such as ‘GiGA WiFi home ax’, ‘GiGA WiFi Buddy ax’, ‘GiGA WiFi Premium 6E’, etc.

•	Offer the customized services for specific segments based on the customer behavior analysis to enhance customer convenience

•	Expand the product lineups including bundling, WiFi devices for small business owners

•	Acquire a number of broadband lines by winning the B2B/B2G orders e.g. mobile internet infrastructure installment business.

•	AP sales expanded and additional sales increased with the launch of the new WiFi model (KT WiFi 6D) (launched on 24.01.02).

•	Non-face-to-face channel-only benefits provided with the launch of the direct-only product.

(c)	Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customers who need home telephony service : Promoting KT telephony 3000 price plan

•	SOHO, small business customers : Pushing to sign up for converged products including Telephone manager, Ringo

•	Preventing from decreasing revenue by restructuring price plans :

•	Rolling out new VoIP price plan which is charging per second(February, 2020)

(d) IPTV Service

•	Improve the product’s marketability take into strategic partnerships considering the changes in the media environment

•	Increase IPTV sales by introducing new media devices

•	Based on AI, organizing personalized content and strengthening the recommendation

B. Satellite Business (KT Skylife)

(1) Performance in Terms of Revenue (Unit: KRW millions, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Service revenue	444,391	62.92	435,397	61.5	399,555	57.6
Platform revenue	203,977	28.88	209,602	29.6	217,167	31.4
Others	57,936	8.20	63,218	8.9	76,201	11.0

Total	706,305	100.0	708,217	100.0	693,778	100.0

※	The above numbers are written on a separate basis.
※	Platform revenue: Advertisement revenue + Home shopping transmission fee + T-commerce transmission fee
※	Service revenue: Broadcasting revenue + Internet revenue + Mobile revenue

(2) Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 196 sales offices which are further organized under 10 branches (3 in Seoul, 2 in Busan, and 1 each in Daegu, Wonju, Daejeon, Gwangju, and Jeonju), approximately 203 local business operators, KT, and HCN.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(one each in Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

C. Others Business

KT Estate

(1) Performance in Terms of Revenue (Unit: KRW millions, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Rental business	188,788	31.0	184,477	31.2	175,167	35.9
Development business	78,148	12.8	89,073	15.1	11,156	2.3
PM fee	71,472	11.7	63,612	10.7	58,073	11.9
Real estate commission business	228,107	37.4	195,797	33.1	140,098	28.7
Others	43,051	7.1	58,826	9.9	103,257	21.2

Total	609,566	100.0	591,785	100.0	487,751	100.0

※	Performances were written in accordance with K-IFRS

2) Sales Organization and Channels

KT Estate’s main business is real estate leasing service and development. For this reason, this report does not disclose the sales organization and channels information.

KT Sat

(1) Performance in Terms of Revenue (Unit: KRW millions, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Gap filler rentals	109,752	58.3	108,661	59.7	105,171	58.4
Data transmission	13,663	7.3	14,019	7.7	17,990	10.0
Video transmission	7,559	4.0	7,979	4.4	8,340	4.6
Mobile satellite service	28,680	15.2	28,243	15.5	24,507	13.6
Others	28,560	15.2	23,246	12.8	24,067	13.4

Total	188,214	100.0	182,149	100.0	180,075	100.0

※	Performances were written in accordance with K-IFRS

(2) Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the characteristics of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

KT alpha

(1) Performance in Terms of Revenue (Unit: KRW millions, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	275,328	70.9	288,605	73.5	320,109	74.7
T-Commerce(K Shopping)	112,842	29.1	104,177	26.5	108,140	25.3
Total	388,170	100.0	392,782	100.0	428,249	100.0

※	Performances were written in accordance with K-IFRS.
※	Sales figures for 2022 and 2023 have been restated to reflect the discontinuation of operations due to the transfer of the content distribution business.

(2) Sales Organization and Channels

(a) T-Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

(b) Mobile Gift Commerce

KT alpha divides its customers to B2B and B2C depending on the purchasing entities and provides its service. For the B2B customers, the company carries out the sales activities directly to enterprise customers who want to purchase in bulk. Also, the company provides the mobile gift certificate purchase online service (“Giftishow biz”) optimized for business purchase process indirectly such as promotion planning and managing the budget, etc. For B2C customers, the company service through its own web/app and also a variety of affiliate channel such as mobile commerce channel and online open market, etc.

Genie Music

(1) Performance in Terms of Revenue (Unit: KRW millions, %)

	2024		2023		2022
Category	Amount	%	Amount	%	Amount	%
Music business	187,489	82.0	200,410	80.0	222,660	92.7
Others	41,847	18.0	50,192	20.0	17,610	7.3
Total	229,336	100.0	250,602	100.0	240,270	100.0

※	The numbers are on a separate basis and were written in accordance with K-IFRS.

(2) Sales Organization and Channels

(a) Music Business (Music Services, Content Distributor)

Genie Music provides music services directly to the domestic customers through its own music platform Genie such as website, mobile app and etc. Also, the company is providing music services through the value-added services which telecom companies roll out.

As a content distributor, Genie Music distributes a variety of content including music sources to the domestic and overseas business players.

(b) Others (Performance, MD and etc.)

Genie Music generates others revenue through performance business, MD products, etc.. For the performance business, it shares ticket sales from performances with production/planning companies. For the MD business, the company is selling the MD products (which are bought or imported from MD vendor) to the online and offline stores.

KT Telecop

(1)	Performance in Terms of Revenue (Unit: KRW millions, %)

	2024		2023		2022
Category	Amount	%	Amount	%	Amount	%
Security service	527,472	99.2	521,519	99.2	510,384	98.8
Distribution	3,674	0.7	3,781	0.7	5,403	1.1
Others	524	0.1	646	0.1	647	0.1

Total	531,670	100.0	525,946	100.0	516,434	100.0

※ The above numbers are written on a separate basis.

(2)	Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

Nasmedia

(1)	Performance in Terms of Revenue (Unit: KRW millions, %)

	2024		2023		2022
Category	Amount	%	Amount	%	Amount	%
Digital Advertising	60,846	58.6	60,160	55.0	66,184	61.3
Platform	42,979	41.4	49,170	45.0	41,794	38.7
Total	103,825	100.0	109,329	100.0	107,977	100.0

※ The above numbers are written on a separate basis.

(2)	Sales Organization and Channels

The online advertising industry can be divided into four areas: advertisers, advertising companies, media reps, and media. Media reps sells media time or space to advertisers and advertising for media owners and generate revenue based on commission from media owners.

KT Studio Genie

(1)	Performance in Terms of Revenue (Unit: KRW millions, %)

	2024		2023		2022
Category	Amount	%	Amount	%	Amount	%
Content Production	125,502.1	91.5	206,574	93.3	95,083	93.7
Distribution Agency	5,253.8	3.8	8,063	3.6	3,096	3.0
PR Agency	3,209.6	2.3	5,409	2.4	2,442	2.4-
Others	511.1	0.4	1,315	0.7	833	0.9
Total	137,112.9	100.0	221,360	100.0	101,454	100.0

2)	Sales Organization and Channels

KT Studio Genie sells its content and televising rights through the captive channels (KT and KT’s subsidiaries), the domestic non-captive channels and global partners.

KT Cloud

(1)	Performance in Terms of Revenue (Unit: KRW millions, %)

	2024		2023		2022
Category	Amount	%	Amount	%	Amount	%
Total	779,213	100.0	670,917	100.0	430,437	100.0

※ Revenues are disclosed after its establishment on 1st April in 2022.

2)	Sales Organization and Channels

KT Cloud operates 2 kinds of businesses(cloud and data center services).

For the cloud business, it is selling the service directly and indirectly. In case of the direct sale, KT Cloud makes a contract and provides the service in partnership with the sales organization of KT Enterprise Business Group. In case of the indirect sale, KT Cloud has around 150 external partner companies which are in charge of reselling. The partners resell and deliver the cloud service to the final customers.

For the data center business, there are domestic sales for the corporate/public/finance/Biz customers and global sales for the international corporate customers. KT Cloud are selling the data center service by using its own direct sales organization and KT’s sales channels as a consignment sale.

5. (Consumer Services) Research and Development Activities

A. R&D Costs—Consolidated Basis (Unit: KRW millions, %)

Category	2024	2023	2022
Raw Materials	—	—	—
Labor Costs	103,655	98,894	91,785
Depreciation	30,102	29,716	28,541
Commissions	—	—	—
Others	77,959	96,712	110,295
Total R&D Costs ( ※ 1)	211,716	225,322	230,621
(Subsidy from Government)	234	332	8
Accounting costs Research and Ordinary Development Costs	192,569	183,527	174,936
treatment Development Costs (Intangible Assets)	18,913	41,463	55,677
Percentage of R&D Costs over Revenue ( ※ 2)	0.80%	0.85%	0.90%

※ 1: Total costs before deducted the subsidy from government

※ 2: Rate of Total costs before deducted the subsidy from government and Total Revenue

B. R&D Organization Structure (KT)

•	Research Institute under the Network Department and Technology Innovation Department

•	Main Mission

•	Network Department

•	Preemptive acquisition of future network evolution technology

-	Verification of core technology for preemptive response to 6G service

-	Securing core technology for future communication business such as quantum cryptography, UAM, and ORAN

•	Securing AI and cloud-based NW operation optimization technology

-	AI-based IP/wireless core for preemptive recognition of large-scale failures, wired platform pre-detection technology

-	Automation of communication pole safety inspection to respond to continuous decrease in personnel on the line

-	Development of operation server virtualization conversion and CPU control technology for energy saving

•	Strengthening business competitiveness and supporting commercialization with customer-centered AI differentiation technology

-	Strengthening AI-based customer protection (spam filter, phishing call blocking)

-	Lightweight private 5G and mobile corporate calls considering operating costs of B2B customers

•	Technology Innovation Department

•	Securing core technology for future business and strengthening business competitiveness

-	Establishing mid- to long-term technology strategy to lead future technology

-	Supporting core technology development and commercialization to strengthen business competitiveness

-	Mid- to long-term future core technology Development and Acquisition

•	Customer-centered technology differentiation, performance creation through organic linkage of business and technology

-	Development of differentiated Biz solutions/platforms for B2B business innovation

-	Development of Industry AI core technologies/platforms/services for Industry Biz innovation

•	Realization of Fast Delivery from discovery of future growth engines to commercialization through ‘Innovation Pipeline’ based on AI Core technology

-	Development of Korean AI models and application services

-	Establishment of No. 1 AI Core technology capabilities

-	Fast Delivery as a new growth business

6. (Finance) Business Overview

BC Card’s main business is issuing and managing credit cards, transaction processing of credit card and recruiting and managing of credit card merchants. Also, BC Card provides credit services such as short-term and long-term card loans to cardholders, while conducting supplementary businesses such as retail business via telephone, mail order or online, insurance, tourism service and loans.

The credit card industry is a typical domestic-based sector, and it is highly sensitive to changes in private consumption and the overall economic conditions of the country. Entry into the market requires authorization from the Financial Services Commission, and a high level of credit risk management capability is essential for stable business operations, resulting in significant barriers to entry.

BC Card is mainly engaged in credit card processing business, and has secured a stable revenue base for card issuers based on its position in the credit card processing market. Additionally, BC Card strives to provide customers with easy and convenient financial services through mobile platform ‘Paybook’ for simplified payments and various financial services.

Credit sales amounted to KRW 131.5316 trillion, long and short-term credit card loans to KRW 7.8766 trillion, financial lease to KRW 118.5 billion, factoring to KRW 40.7 billion, and other loans receivables to KRW 794.5 billion, resulting in operating revenue of KRW 3.8058 trillion related to those.

BC Card raises funds through the issuance of corporate bonds and CP, and the average balance of financing for the current year was KRW 1.6083 trillion, with an average funding rate of 3.67%.

The adjusted capital adequacy ratio at the end of the current term was 29.92%, significantly exceeding the limit of 8% under the Regulation on Supervision of Credit-Specialized Financial Business. The delinquency ratio was 2.55%, and the KRW Liquidity Ratio was 115.62%.

7. (Finance) Business Status

A. Performance in Terms of Revenue (Unit: KRW million, %)

Category	2024		2023		2022
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,033,416	79.7	3,236,100	80.4	3,188,689	81.8
Service fee revenue	168,218	4.4	173,209	4.3	169,694	4.4
Additional business fee revenue	72,319	1.9	64,301	1.6	57,480	1.5
Member Service Fee revenue	51,553	1.4	55,274	1.4	55,560	1.4
Private Label Credit Card revenue	37,865	1.0	24,069	0.6	22,971	0.6
Financial revenue	104,388	2.8	109,625	2.7	70,427	1.8
Foreign currency-related profit	17,962	5.6	12,805	0.3	7,426	0.2
Other operating revenue	320,049	8.4	351,528	8.7	324,038	8.3

Total	3,805,770	100.0	4,026,911	100.0	3,896,285	100.0

※	The above numbers are written on a K-IFRS consolidated basis.

B. Financing and Operation

(1)	Financing

(Unit: KRW million, %)

		2024				2023				2022
Category		Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%	Average Balance	amount of payments	Interest rate	%
Short-term debt	CP	36,704	1,384	3.77	2.28	115,424	6,191	5.36	7.20	65,076	2,723	4.18	6.24
	General debt	—	—	—	—	29,068	1,766	6.07	1.82	39,274	1,445	3.68	3.77
	Other debt	2,531	116	4.58	0.16	4,877	229	4.70	0.30	3,287	123	3.74	0.32
Lomg-term debt	CP	183,350	6,029	3.29	11.40	184,772	5,880	3.18	11.52	150,237	4,501	3.00	14.41
Corporate Bonds		1,385,720	51,524	3.72	86.16	1,269,428	43,034	3.39	79.16	784,488	18,327	2.34	75.26
Total		1,608,305	59,053	3.67	100.00	1,603,569	57,100	3.56	100.00	1,042,362	27,119	2.60	100.00

※	Financial Supervisory Service’s business report standard
※	The other debt of short-term debt refer to borrowings under the credit line agreement
※	% represents the proportion to the Average Balance

(2)	Operation

(Unit: KRW million, %)

	2024				2023				2022
Category	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%	Average Balance	Profit amount	ROI	%
Credit Card assets	569,702	83,752	14.70	34.06	287,274	46,063	16.03	21.07	110,064	20,582	18.70	13.13
Lease assets	58,352	3,080	5.28	3.49	25,349	1,434	5.66	1.86	14,634	525	3.59	1.75
Factoring	61,105	4,012	6.57	3.65	61,072	3,835	6.28	4.48	70,358	4,241	6.03	8.39
General loan	983,734	82,349	8.37	58.80	989,412	86,752	8.77	72.59	643,147	51,623	8.03	76.73
Total	1,672,893	173,193	10.35	100.00	1,363,107	138,084	10.13	100.00	838,203	76,971	9.18	100.00

※	Financial Supervisory Service’s business report standard
※	Lease assets are comprised of Financial lease bonds

C. Status by Business areas

(1)	Business performance by department

(Unit: KRW billion, %)

			2024		2023		2022
Category			Amount	%	Amount	%	Amount	%
Card	Credit sales	Lump sum payment	1,125,254	80.17	1,171,936	79.67	1,120,765	79.89
		Installment	190,062	13.54	210,115	14.28	187,203	13.35
	Cash loan	Short-term card loan (cash advance)	78,238	5.57	81,132	5.52	83,874	5.99
		Long-term card loan (card loan)	528	0.04	445	0.03	57	0.00
Lease			1,185	0.08	478	0.03	176	0.01
Factoring			407	0.03	138	0.01	197	0.01
Loan			7,945	0.57	6,735	0.46	10,582	0.75
Total			1,403,619	100.00	1,470,979	100.00	1,402,854	100.00

※	Financial Supervisory Service’s business report standard
※	The amount of credit sales(Lump sum payment and Installment) and short-term card loans(cash advance) is the total performance of BC Card and its member companies

(2)	Member status

(Unit: thousand, thousand, %)

		2024	2023	2022	YoY
Category					Change	% of Change
Individual member	Number of cards	39,176	39,426	39,904	-250	-0.63
	Number of members	32,801	36,671	33,963	-625	-1.87
Corporate member	Number of cards	5,085	5,214	5,229	-129	-2.47
	Number of members	3,086	3,245	3,353	-159	-4.90
Total	Number of cards	44,261	44,640	45,134	-379	-0.85
	Number of members	35,887	36,671	37,316	-784	-2.14

※	Financial Supervisory Service’s business report standard

(3)	The number of affiliated merchants

(Unit : thousand, %)

Category	2023	2022	2021	YoY
				Change	% of Change
Affiliated merchants	3,481	3,427	3,455	54	1.58

※	Financial Supervisory Service’s business report standard

8. (Finance) Derivatives Transaction

A. The breakdown of derivatives currently held by BC Card for trading purposes or hedging purposes is as follows :

(1) Drag-along Right

BC card gave drag-along rights to financial investors participating in capital raise of K Bank. In case K Bank fails in IPO at an agreed terms, financial investors may exercise their drag-along rights. In such a case, BC card may either comply with the drag-along request or exercise its own put option. If the drag-along rights are exercised by the financial investors, BC card must either exercise its put option or guarantee the investors a return in accordance with the agreed terms.

(2)	Interest rate Swap

This contract is aimed at avoiding cash flow fluctuation risks caused by changes in interest rates for BC Card’s held floating-rate KRW denominated bonds, and the major details are as follows

(Unit: KRW million)

Item	Counter Party	Contract Signing date	Contract expiration date	Contract amount	Interest rate
					Contract interest rate			Swap rate
Interest rate swap	Shinhan Bank	2022-03-25	2025-03-25	60,000	CMS	(5Y	)	2.70%
		2022-03-25	2032-03-25	40,000	CMS	(10Y	)	2.64%

B. Derivative assets and liabilities as of the reference date are as follows :

(1) 2024

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	131,630	—	—
Interest rate Swap	—	—	295	—
Total	—	131,630	295	—

(2) 2023

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	133,293	—	—
Interest rate Swap	—	—	1,214	—
Total	—	133,293	1,214	—

(2)	2022

(Unit: KRW million)

Item	Trading purpose		Risk management purpose
	Asset	Liability	Asset	Liability
Drag-along Right	—	134,881	—	—
Interest rate Swap	—	—	3,123	—
Total	—	134,881	3,123	—

C. The details of profits and losses related to derivatives during the disclosure period

(Unit: KRW million)

	2024			2023			2022
Item	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income	Gain/Loss On Valuation	Gain/Loss On Trading	Other comprehensive income
Drag-along Right	1,664	—	—	1,588	—	—	23,403		—
Interest rate Swap	57	—	(976)	48	—	(1,957)	(418)	—	3,541
forward exchange rate	—	—	—	—	—	—	—	—	—
Total	1,720	—	(976)	1,636	—	(1,957)	22,985	—	3,541

9. (Finance) Business Facilities

A. Equipment and other assets (As of 31 Dec, 2024)

(Unit: KRW million)

Item	Property	Building	Total
Main office	362,529	186,076	548,605
Branch office	465	2,989	3,454
Sum	362,994	189,065	552,059

※	Main office includes real estate for investment (based on acquisition cost)

10. (Finance) Financial Stability

[Major Management Index]

	Items	2024	2023	2022	Formula
Capital Adequacy	Adjusted Equity Ratio	29.92	25.28	27.34	Adjusted Equity/ Adjusted Total Assets x 100
	Tangible Common Equity Ratio	26.95	23.25	25.78	Equity/Total Assets x 100
Asset Quality	Loss Risk Weighted Non-performing Loans Ratio	0.72	0.84	0.29	Weighted Non-performing Loans/ Total Loans x 100
	Substandard Loans Ratio	1.66	2.16	0.41	Substandard Loans/ Total Loans x 100
	Credit Offering Ratio to Major Shareholders	0.40	—	—	Credit Exposure to Major Shareholders/ Equity x 100
	Loan Loss Provision Ratio	122.67	123.72	139.41	Loan Loss Provision Balance/ Required Provision Amount x 100
Profitability	Return on Asset	2.00	0.47	1.74	Net profit / Total Assets x 100
	Return on Equity	7.47	1.87	6.10	Net profit/ Equity x 100
	Expenses to Total Assets	4.02	4.14	4.72	Total expenses/ Total Assets x 100
	Cost-to-Income Ratio	96.06	98.57	96.93	Annual Pre-Tax Expenses/ Annual Pre-Tax Income x 100
Liquidity	Liquidity Ratio	115.62	111.19	123.01	Current Asset/ Current Liability x 100 (Due in 90 days)
	Operating Assets Ratio	34.51	37.34	34.63	Operating Asset/ Equity
	Credit Spread of Issued Bonds	0.538	0.42	1.57	Yield on Credit Card Company Bonds – Yield on Treasury Bonds with Same Maturity

A. Characteristics of the Industry

Credit card businesses engage in the business of issuing and managing credit cards, processing payments related to credit card usage, recruiting and overseeing credit card merchants. In addition, credit card companies also provide credit loans such as short-term and long-term card loans to their members.

The credit card industry is a typical domestic consumption-based industry and is sensitive to changes in overall domestic economic conditions, including fluctuations in business cycles.

Market entry requires approval from the Financial Services Commission, and considering the need for effective credit risk management for stable business operations, the barriers to entry are high.

Furthermore, seasonal consumption patterns such as travel and leisure industries during vacation seasons, department stores and discount stores during major holiday, as well as individuals’ disposable income, also have significant impacts on the credit card industry.

B. Market Conditions

(1)	Number of Credit Card and Member Merchant Store

Category	Population (in 10K)	Population Available for Economic Activity*1 (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores*2 (in 10K)
2019	5,176	2,819	11,098	3.9	281
2020	5,184	2,801	11,373	4.1	290
2021	5,174	2,831	11,769	4.2	299
2022	5,163	2,801	12,417	4.4	310
2023	5,171	2,920	12,980	4.4	316
2024.2Q	5,175	2,971	13,212	4.4	—

※	Source : Credit Finance Association, Korea
*1	Age 15 or older and must be eligible for employment activity
*2	At least one sales transaction incurred annually from a member store

(2) Credit Card Usage in Korea (Unit : KRW billion)

Category	2024.2Q	2023	2022	2021	2020
Lump-Sum Payment	401,473.7	779,805.2	728,183.2	634,315.1	572,943.2
Installment Payment	80,285.9	162,069.3	155,770.9	144,719.5	132,303.3
Short-term Card Loan	28,295.4	57,498.2	57,410.6	55,138.3	54,083.6
Long-term Card Loan	23,467.9	44,524.4	46,361.3	52,069.8	53,015.2
Total	533,522.9	1,043,897.1	987,726.0	886,242.7	812,345.3

※ Source : Credit Finance Association, Korea

C. Competitiveness

The credit card industry relies heavily on capabilities such as customer acquisition, development of products and services tailored to customer needs, expansion of merchant networks, provision of differentiated marketing services, and risk management to maintain a stable asset portfolio.

With the advancement of technology, the boundaries within the financial services sector are becoming increasingly blurred, accelerating the growth of the digital payments market and intensifying competition among financial service providers. In response to these rapidly changing market conditions, BC Card offers a wide range of digital payment services.

D. Tools to remain competitive in the competition

BC Card focuses on credit card processing as its main business and secures a stable revenue base targeting card issuers based on its position in the credit card processing market. In addition, BC Card strives to provide customers with easy and convenient financial services through simple payment and various financial services based on the mobile platform ‘Paybooc’.

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : KRW millions)

	2024	2023	2022
Current Assets	14,251,937	14,518,157	12,681,532
• Cash and Cash Equivalents	3,716,680	2,879,554	2,449,062
• Trade and Other Receivables	6,147,456	7,170,289	6,098,072
• Inventories	940,209	912,262	709,191
• Other Current Assets	3,447,592	3,556,052	3,425,207
Non-current Assets	27,628,020	28,191,825	28,299,149
• Trade and Other Receivables	1,540,727	1,404,168	1,491,046
• Property, plant and equipment	14,825,814	14,872,079	14,772,179
• Investment Property	2,299,616	2,198,135	1,933,358
• Intangible Assets	1,862,740	2,533,861	3,129,833
• Investments in Joint Ventures and Associates	1,562,232	1,556,889	1,480,722
• Other Non-Current Assets	5,536,891	5,626,693	5,492,011

Total Assets	41,879,957	42,709,982	40,980,681

Current Liabilities	13,874,734	13,147,409	10,699,268
Non-Current Liabilities	10,008,674	11,001,436	11,866,690

Total Liabilities	23,883,408	24,148,845	22,565,958

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	13,779,776	14,494,430	14,257,343
Accumulated Other Comprehensive Expense	63,729	52,407	(77,776)
Other Components of Equity	(637,560)	(802,418)	(572,152)
Non-Controlling Interests	1,785,847	1,811,961	1,802,551

Total Equity	17,996,549	18,561,137	18,414,723

	2024	2023	2022
Operating Revenue	26,431,204	26,376,273	25,650,011
Operating Profit	809,471	1,649,774	1,690,088
Profit for the Period	417,094	988,718	1,387,663
Owners of the Controlling Company	470,286	1,009,861	1,262,498
Non-controlling interest	(53,192)	(21,143)	125,165
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	1,908	4,043	5,209
Diluted earnings per share	1,906	4,038	5,205
Number of Consolidated Companies	83	84	85

※ 2024, 2023 and 2022 were written in accordance with K-IFRS 1116

2. Summary of Financial Statements (Separate) (Unit : KRW millions)

	2024	2023	2022
Current Assets	6,892,601	7,088,565	6,603,488
• Cash and Cash Equivalents	1,540,570	1,242,005	966,307
• Trade and Other Receivables	2,904,846	3,190,269	3,055,649
• Other Financial Assets	262,547	279,451	232,837
• Inventories	224,678	368,117	349,870
• Other Current Assets	1,959,960	2,008,723	1,998,825
Non-Current Assets	22,636,279	23,220,354	23,814,286
• Trade and Other Receivables	309,106	370,717	526,988
• Other Financial Assets	2,175,177	2,134,324	1,993,893
• Property and equipment	11,477,680	11,492,776	11,540,162
• Right-of-use assets	896,299	976,625	983,049
• Investment Property	1,114,379	1,191,592	1,137,489
• Intangible Assets	1,104,680	1,487,848	1,855,679
• Investments in Subsidiaries, Associates and Joint Ventures	4,831,186	4,796,606	4,879,219
• Non-Current Assets held for Long-term Investment	—	60,590	180,689
• Other Non-Current Assets	727,772	709,276	717,118

Total Assets	29,528,880	30,308,919	30,417,774

Current Liabilities	7,633,219	6,957,491	6,321,450
Non-Current Liabilities	7,475,521	8,307,889	9,238,244

Total Liabilities	15,108,740	15,265,380	15,559,694

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	11,717,929	12,544,425	12,347,403
Accumulated Other Comprehensive Income	86,478	64,229	(72,672)
Other Components of Shareholders’ Equity	(389,024)	(569,872)	(421,408)

Total Equity	14,420,140	15,043,539	14,858,080

	2024	2023	2022
Operating Revenue	18,579,678	18,371,437	18,289,243
Operating Profit	346,489	1,185,392	1,168,103
Profit for the Period	326,916	933,337	763,750
Earnings per share (in Korean won):
Basic earnings per share	1,329	3,741	3,153
Diluted earnings per share	1,329	3,739	3,152

※	2024, 2023 and 2022 were written in accordance with K-IFRS 1116

3.	Dividends and Related Matters

[Dividend Policy from FY2023 to FY2025]

•	Return 50% of adjusted separate net income (Cash dividend, share buyback & cancellation)

•	Maintain equal to or greater than the dividends for FY2022(KRW 1,960 per share)

We are implementing share buybacks and cancellations to enhance shareholder value and corporate value. In February 2023, we purchased shares worth 300 billion KRW through a trust contract with Shinhan Investment Corp., and in August, we canceled shares worth a total of 100 billion KRW. According to the mid-term shareholder return policy, in March 2024, we executed share buybacks and cancellations based on the remaining funds of 27.1 billion KRW after cash dividends from the 2023 shareholder return funds. On May 9, 2024, we decided to cancel approximately 2% of the total issued shares out of the 4.41% of treasury shares held. The number of shares canceled is 5,143,300, amounting to approximately 178.9 billion KRW.

In November 2024, we announced the KT Corporate Value-Up Plan, including the following mid-to-long-term goals and strategies to achieve them.

[Mid-to-Long-Term Goal]

•	Achieve a consolidated ROE of 9%~10% by 2028

[Action Plans]

•	Transition to AICT Company: Triple AI/IT revenue by 2028 compared to 2023

•	Improve Profitability: Innovate business structure focusing on profitability to achieve a consolidated operating profit margin of 9% by 2028

•	Asset Liquidation: Secure capital for allocation through the liquidation of idle real estate and non-core investment assets

•	Capital Efficiency: Buyback and cancel treasury shares worth a total of 1 trillion KRW from 2025 to 2028

As part of the Corporate Value-Up Plan, a decision was made in February 2025 to buyback and cancel treasury shares worth a total of 250 billion KRW, and a trust contract was signed with Shinhan Investment Corp.

For detailed information, please refer to the ‘Corporate Value-Up Plan’ disclosed on November 5, 2024.

Category		FY2024	FY2023	FY2022
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		417,094	988,718	1,387,663
Net Profit per Share (Won)		1,908	4,043	5,209
Year-end Cash Dividend (in Millions of Won)		491,601	482,970	501,844
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		104.5	47.8	39.8
Cash Dividend Yield (%)	Common Shares	5.0	5.5	5.5
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	2,000	1,960	1,960
Preferred Shares		—	—	—

•	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.

•	Cash dividend yield(%) is calculated on a basis of Net Profit contribution to KT.

•

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

IV. Auditors’ Opinion

1. Auditors’ Opinion on Consolidated/Separate Financial Statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters

2024	Anjin Deloitte	Unqualified	Not applicable.	1. Accruals and accuracy of wireless telecommunications services revenue and wireless device revenue

2023	Anjin Deloitte	Unqualified	Not applicable.	1. Accruals and accuracy of wireless telecommunications services revenue and wireless device revenue

2022	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Impairment Assessment - HyundaiHCN(Consoliated)

2. Audit Services Contract (Unit : KRW millions, hours)

Fiscal Year	Auditor	Contents	Contractual		Actual
			Compensation	Total Time	Compensation	Total Time
2024	Anjin Deloitte	Review interim financial statements	4,450	37,571	4,450	37,437
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2023	Anjin Deloitte	Review interim financial statements	4,390	38,170	4,390	41,690
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2022	Samil PwC	Review interim financial statements	3,560	33,000	3,560	33,548
		Audit of Separate financial statements
		Audit of the consolidated financial statements 20-F Filing

※	Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2024	2023	2022
1st quarter review	From April 8, 2024 to May 16, 2024	From March 20, 2023 to May 15, 2023	From April 1, 2022 to May 16, 2021

2nd quarter review	From July 17, 2023 to August 14, 2023	From July 17, 2023 to August 14, 2023	From July 18, 2022 to August 16, 2022

3rd quarter review	From October 16, 2023 to November 15, 2023	From October 16, 2023 to November 15, 2023	From October 17, 2022 to November 14, 2022

Audit of systems and automatic internal controls	From April 24, 2023 to June 30, 2023 From August 28, 2023 to October 30, 2023 From November 13, 2023 to December 29, 2023	From April 24, 2023 to June 30, 2023 From August 28, 2023 to October 30, 2023 From November 13, 2023 to December 29, 2023	From May 17, 2022 to June 30, 2022 From August 17, 2022 to September 30, 2022 From November 15, 2022 to December 30, 2022

Early proof audit	From May 1, 2023 to December 29, 2023	From May 1, 2023 to December 29, 2023	From May 10, 2022 to December 30, 2022

Internal Accounting Management System Audit (Review)	From May 1, 2023 to March 18, 2024	From May 1, 2023 to March 18, 2024	From May 10, 2022 to March 8, 2023

Update Early Proof Audit Procedure and Financial Statement Audit	From January 2, 2024 to March 18, 2024	From January 2, 2024 to March 18, 2024	From January 2, 2023 to March 8, 2023

3. Non-Audit services contract (Unit : KRW millions)

Fiscal Year	Contract date	Contents	Service period	Compensation
2024	2024.07 2024.08 2024.09 2025.02	Evaluate an Electronic Signature Certificate Authority Issuing ISAE 3402 Certification Reports Comfort letter Comfort letter	Jul. 2024 ~ Oct. 2024 Aug. 2024 ~ Feb. 2025 Sep. 2024 ~ Oct. 2024 Feb. 2025	185 220 180 100
2023	Oct. 2023 Jun. 2023	Issuing ISAE 3402 Certification Reports Evaluate an Electronic Signature Certificate Authority	Oct. 2023 ~ Feb. 2024 Jun. 2023 ~ Mar. 2024	200 190
2022	Aug. 2022	Comfort letter	Aug. 2022	180

4. Results of Internal Audit Organization’s Discussion with Auditor

Date	Attendee	Method	Main Discussion Content
March 5, 2024	- KT Audit committee, - Audit committee, executive secretary, etc. - Auditor : 4 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the FY2023

March 5, 2024	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

April 9, 2024	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- External Auditor for FY2023 PCAOB Audit Results Report (Including US 20-F Reporting)

April 9, 2024	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Audit Plan Report of FY2024

May 7, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first quarter of 2024 review

May 7, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

August 6, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first half of 2024 review

August 6, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

November 5, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the third quarter of 2024 review

November 5, 2024	- KT Audit committee, - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

December 26, 2024	- KT Audit committee, - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on key audit matters

5. Change of Auditor for Consolidated and Separate Financial Statements

The Company changed its auditor for the fiscal year 2023 from Samil PwC to Anjin Deloitte. This was due to the periodic designation of an auditor pursuant to Regulations on External Audit and Accounting.

Fiscal Year	2024	2023	2022
Auditor	Anjin Deloitte	Anjin Deloitte	Samil PwC

V. Management

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2024, the Board of Directors of KT consists of 10 Directors (2 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has 6 different Committees as follows; Corporate Governance Committee, Audit Committee, Evaluation and Compensation Committee, Related-Party Transactions Committee, Sustainability Management Committee and Director Candidate Recommendation Committee. The Board of Directors may establish additional committees if necessary. The Chairperson of the Board of Directors is elected separately with Representative Director and the Board of Directors appoints one of the outside directors as a Chairperson annually. Currently, The Board Chairperson is Director Jong-Soo Yoon who has enough capabilities and experience to coordinate members of the Board.

•	The Number of Outside Directors and its change (As of December 31, 2024)

Number of Directors	Number of Outside Directors	Change of Outside Directors
		Appointment	Dismissal	Interim resignation
10	8	—	—	—

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Yong-Hun Kim	Yang- Hee Choi	Woo- Young Kwak	Yeong-kyun Ahn	Jong- Soo Yoon	Seung- Hoon Lee	Seong- Cheol Kim	Seung Ah Theresa Cho	Young- shub Kim	Seo Chang Seok
				100%	100%	100%	100%	100%	100%	100%	100%	100%	93.30%

1st	2024.1.23	Proposal to allocate funds for social contribution in 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Branch Name Change and Relocation	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Planned issuance of KT’s 200th corporate bonds	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
2nd	2024.2.7	Proposal for the Representative Director’s Business Plan During the Term	Accepted as proposed	for	for	for	for	for	for	for	for	Point 1)	Point 1)

		Proposed Approval of the 42nd Fiscal Year Financial Statements (Separate and Consolidated)	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Acquisition and Cancellation of Treasury Stock	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposed approval of the 42nd fiscal year operating report	Amended proposal approved	for	for	for	for	for	for	for	for	for	for
		Proposal for the Current Status and Utilization Plan of Treasury Stock	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Sale of Installment Receivables for Devices in 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposed Amendments to the Bylaws	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
3rd	2024.3.7	Report on Compliance with Regulatory Compliance Standards in 2023	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Notice of Regular Shareholders’ Meeting for the 42nd term	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposed approval of the 42nd fiscal year operating report	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposed Approval of the 42nd Fiscal Year Financial Statements (Separate and Consolidated)	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Report on the Operation Status of Internal Accounting Management System for the 2023 Fiscal Year	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Report on the Results of the Evaluation of the Operation Status of the Internal Accounting Management System for the 2023 Fiscal Year by the Audit Committee	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Board Compensation Limit	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Report on the Inspection Results of the Management and Protection Status of Personal Credit Information in MyData Services	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

KT’s Safety and Health Plan for 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Proposal for Adjustment of the Logistics Business	Amended proposal approved	for	for	for	for	for	for	for	for	for	for

Approval for Directors Holding Concurrent Positions in Other Companies	Accepted as proposed	for	for	for	for	for	for	for	Point 2)	for	for

4th	2024.3.28	Appointment of Board of Directors Chairperson and Formation of Committees	Appointment of Chairperson and Committee Formation Resolution	for	for	for	for	for	for	for	for	for	for
5th	2024.4.11	Proposal for Approval of the Consolidated Financial Statements for U.S. Reporting for 2023 Fiscal Year	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Amendment of Board-Related Regulations	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the 2024 ESG Management Plan	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Introduction of an Employee Stock Compensation Plan Using Treasury Stock	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Payment of Long-Term Performance Bonuses/Stock Compensation and Disposal of Treasury Stock for 2023	Accepted as proposed	for	for	for	for	for	for	for	for	Point 3)	Point 3)
6th	2024.4.30	Proposal for the First Quarter Dividend of 2024	Decision on the First Quarter Dividend Proposal for 2024	for	for	for	for	for	for	for	for	for	Absence

7th	2024.5.9	Report on the First Quarter Financial Statements (Separate and Consolidated) for Fiscal Year 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Cancellation of Treasury Stock	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Investment in Epsilon	Conditional Approval	for	abstain	for	Absence	for	against	for	abstain	for	for
		Report on Investments in Other Companies Under 50 Billion KRW and Sales of Shares in Other Companies Under 15 Billion KRW for 2023	Accepted as proposed	for	for	for	Absence	for	for	for	for	for	for
8th	2024.6.20	Proposal for the Criteria and Payment Methods for the Compensation of the Representative Director and Inside Directors	Accepted as proposed	for	for	for	for	for	for	for	for	Point 4)	Point 4)
		Proposal for the Classification, Number, and Compensation Limits of Executive Officers	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Compensation Limits and Stock Compensation Criteria for Long-Term Performance Bonuses for 2024	Accepted as proposed	for	for	for	for	for	for	for	for	Point 3)	Point 3)

		Proposal for the Handling of Previously Paid Long-Term Performance Bonuses	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
9th	2024.7.16	Proposal for the Second Quarter Dividend of 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Handling of Long-Term Performance Bonuses and Disposal of Treasury Stock	deferment of decision	against	against	against	against	against	against	against	against	against	against
		Report on Ad-Hoc Organizational Improvements for 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Sale of Remaining Shares in Former KT Submarine (Now LS Marine Solution Co., Ltd.)	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
10th	2024.8.13	Proposal for Approval of the Merger Between Rebellion Co., Ltd. and Sapeon Korea Co., Ltd.	Accepted as proposed	for	for	for	for	for	against	against	for	for	for
		Report on the First Half Financial Statements (Separate and Consolidated) for Fiscal Year 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

		Proposal for the Issuance of KT Foreign Currency Bonds in 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Amendment of Board-Related Regulations	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
11th	2024.9.24	2024 Internal Employee Welfare Fund Contribution	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Contribution to the KT Mutual Growth Fund	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Acquisition of Shares in kt NexR and Promotion of Merger	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Promotion of Strategic Partnership Between KT and Microsoft	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
12th	2024.10.15	Proposal for Amendment of the Development Plan for the Beomeo Building in Daegu	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Handling of Long-Term Performance Bonuses and Disposal of Treasury Stock	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

		Proposal for Establishment of a Corporation and Innovation of Workforce Structure	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Third Quarter Dividend of 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
13th	2024.11.5	Proposal for KT Corporate Value-up Plan	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
14th	2024.11.12	Proposal for Approval of the Merger Agreement Between KT and kt NexR	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Promotion of Internal Transactions Between KT and kt cloud	deferment of decision	against	against	against	against	against	against	against	against	against	against
		Report on the Third Quarter Financial Statements (Separate and Consolidated) for Fiscal Year 2024	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for the Issuance of KT’s 201st Corporate Bond	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
		Proposal for Extension of the KT Mutual Growth Fund	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
15th	2024.12.26	Notice of Report on the Completion of the Merger Between KT and kt NexR	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Report on Organizational Restructuring for 2025	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Proposal for the 2025 Business Plan	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Proposal for Asset Transfer to kt Cloud	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Proposal for the Implementation of Project R	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Report on the Promotion of Internal Transactions Between KT and kt Cloud	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Proposal for the Appointment of a Fair Trade Compliance Officer	Accepted as proposed	for	for	for	for	for	for	for	for	for	for
Proposal for Amendment of Board Regulations	Accepted as proposed	for	for	for	for	for	for	for	for	for	for

Point 1) The Representative Director and Inside Directors do not have voting rights: Board Regulations Article 9 (Deliberation and Resolution) Paragraph 3

Point 2) Director Seung-Ah Theresa Cho, who has an interest in the agenda, does not have voting rights: Board Regulations Article 9 (Deliberation and Resolution) Paragraph 4

Point 3) The Representative Director and Inside Directors do not have voting rights: Board Regulations Article 9 (Deliberation and Resolution) Paragraph 4, Representative Director Management Contract Article 11 (Long-Term Performance Bonuses, etc.) Paragraph 1

Point 4) The Representative Director and Inside Directors do not have voting rights: Articles of Incorporation Article 31 (Director’s Compensation and Retirement Benefits) Paragraph 3, Board Regulations Article 9 (Deliberation and Resolution) Paragraph 3

(3) The Status of Committees under the Board of Directors

(a) Composition of the Committees under the Board of Directors (as of December 31, 2024)

Committee	Composition	Name	Purpose of Establishment and Authority
Corporate Governance Committee	4 Outside Directors	Yang-Hee Choi(Chairperson), Woo-Young Kwak, Seung-Hoon Lee, Seong-Cheol Kim	Overview of Governance Structure
※ AoI Article 41-2: Corporate Governance Committee

Director Candidate Recommendation Committee	All Outside Directors	Jong-Soo Yoon (Chairperson), Yong-Hun Kim, Yang-Hee Choi, Woo-Young Kwak, Seung-Hoon Lee, Yeong-Kyun Ahn, Seong-Cheol Kim, Seung-Ah Cho	Composition and Development of Candidates for Representative Director, Selection of Representative Director Candidates
Composition and Evaluation of Outside Director Candidates, Recommendation of Outside Director Candidates at Shareholders’ Meeting

Audit Committee	4 Outside Directors	Yeong-Kyun Ahn(Chairperson), Yong-Hun Kim, Seung-Hoon Lee, Seung-Ah Cho	Matters related to accounting and business audits
※ refer to “VI-2. Matters pertaining to the audit system” for related information
※ Article 542-11 of the Commercial Act (Audit Committee), Paragraph 1, and Article 43 of the Articles of Incorporation (Audit Committee)

Evaluation and Compensation Committee	4 Outside Directors	Seong-Cheol Kim(Chairperson), Yang-Hee Choi, Jong-Soo Yoon, Seung-Ah Cho	Matters related to the Representative Director’s management contract and evaluation

Related-Party Transactions Committee	4 Outside Directors	Woo-Young Kwak(Chairperson), Yong-Hun Kim, Jong-Soo Yoon, Yeong-Kyun Ahn	The matters related to the approval of directors utilizing business opportunities of the company, as per the Commercial Law
The matters related to the approval of transactions between directors and the company
Transactions that require approval from the board of directors between the company and its major shareholders and related parties
Internal transactions under the Law on Monopoly Regulation and Fair Trade

Sustainability Management Committee	4 Outside Directors & 1 Inside Director	Yang-Hee Choi(Chairperson), Woo-Young Kwak, Jong-Soo Yoon, Seong-Cheol Kim, Chang-Seok Seo	Issues related to sustainable management

(b) Activities of the Committees under the Board of Directors

•	Corporate Governance Committee

Order	Date	Subject	Result of Discussion	Outside Director
				Yang-Hee Choi	Woo-Young Kwak	Jong-Soo Yoon	Seong- Cheol Kim
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	100%)	100%)	100%)
1st	2024. 2. 6	Partial Amendments to the Articles of Incorporation	Amended proposal approved	for	for	for	for

※	Result of the 4th Board of Directors Meeting on March 28, 2024:

- The Corporate Governance Committee is composed of Outside Directors Yang-Hee Choi (Chairperson), Woo-

Young Kwak, Seung-Hoon Lee, Seong-Cheol Kim

Order	Date	Subject	Result of Discussion	Outside Director
				Yang-Hee Choi	Woo-Young Kwak	Jong-Soo Yoon	Seong-Cheol Kim
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	100%)	100%)	100%)
2nd	2024.4.9	Amendment Proposal for Board of Directors’ Rule	Accepted as proposed	for	for	for	for
3rd	2024.8.6	Amendment Proposal for Board of Directors’ Rule	Accepted as proposed	for	for	for	for
4th	2024.12.19	Amendment Proposal for Board of Directors’ Rule	Accepted as proposed	for	for	for	for

•	Audit Committee: Refer to “(3) Activities of the Audit Committee” in section “2. Matters related to the Audit System” below.

•	Evaluation and Compensation Committee

Order	Date	Subject	Result of Discussion	Outside Director
				Seong-Cheol Kim	Yang-Hee Choi	Seung-Hoon Lee	Seung-Ah Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	80%)	100%)	80%)
1st	2024.3.5	Reporting on the Implementation of 2023 Representative Director Management Goal	Accepted as proposed	for	for	for	for
2nd	2024.3.7	2023 Representative Director Management Goal Evaluation Results	Evaluation results confirmed	for	for	for	for

※	March 28, 2024, Results of the 4th Board of Directors Meeting:

- The Evaluation and Compensation Committee consisting of External Directors Seong-Cheol Kim (Chairperson), Yang-Hee Choi, Jong-Soo Yoon, and Seung-Ah Cho was formed.

Order	Date	Subject	Result of Discussion	Outside Director
				Seong-Cheol Kim	Yang-Hee Choi	Seung-Hoon Lee	Seung-Ah Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	80%)	100%)	80%)
3rd	2024.4.9	Provision of Long-Term Performance Bonus/Equity Compensation and Share Disposal in 2023	Accepted as proposed	for	for	for	for
4th	2024.6.11	Reporting on the criteria and payment methods for the remuneration of executive directors and non-executive directors	Accepted as proposed	for	for	for	Absence
		2024 Long-Term Incentives Compensation Limit and Stock Compensation Criteria	Accepted as proposed	for	for	for	Absence
5th	2024.6.20	2024 Representative Director Management Objectives	Accepted as proposed	for	Absence	for	for

•	Related-Party Transactions Committee

Order	Date	Subject	Result of Discussion	Outside Director
				Woo-Young Kwak	Yong-Hun Kim	Jong-Soo Yoon	Yeong-Kyun Ahn
				(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	100%)	50%)	100%)
1st	2024.8.13	Proposal for Follow-Up Actions Regarding the Transfer of the B2C USIM Business to KT M Mobile (Assignment of Claims)	Accepted as proposed	for	for	for	for
2nd	2024.11.5	Proposal for Internal Transactions Between KT and KT Cloud	Conditionally accepted	for	for	Absence	for

•	Sustainability Management Committee

Order	Date	Subject	Result of Discussion	Outside Director				Inside Director
				Yang-Hee Choi	Woo- Young Kwak	Jong-Soo Yoon	Seong- Cheol Kim	Chang-Seok Seo
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	100%)	100%)	100%)	50%)
1st	2024.1.18	Extension of KT Win-Win Cooperation Fund	Accepted as proposed	for	for	for	for	for
		2023 ESG Management Implementation Performance Report	Accepted as proposed	for	for	for	for	for
2nd	2024.4.9	2024 ESG Management Implementation Plan Report	Accepted as proposed	for	for	for	for	Absence

•	Director Candidate Recommendation Committee: Refer to the bottom section “(4). Independence of Directors”.

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, outside director candidate should be recommended to the AGM by Director Candidate Recommendation Committee and the outside search and advisory group may be conducted if necessary. Inside director, excluding Representative Director, should be selected from the AGM from among the candidates recommended by the Representative Director, with the consent of the Board of Director Candidate Recommendation Committee and the approval of the Board of Directors, who are executive officers governed by the articles of incorporation.

Title	Name	Tenure*	Consecutive term(number of term)	Appointment background	Recommendation	Acting area as a director	Transactions with the company, relationship with major shareholders

Representative Director	Young-Shub Kim	August of 2023 ~	-	Finance/ Management expert	BOD	-	None
AGM day of 2026.

Inside Director	Chang-Seok Seo	August of 2023 ~	—	ICT expert	Representative Director (w/ the consent of BOD)	Sustainability Management Committee	None
AGM day of 2026.

Outside Director	Yong-Hun Kim	March of 2022~	—	Legal expert	Prevous)Outside Director Candidate Recommendation Committee(Point 1)	Audit Committee, Related-Party Transactions Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.

Outside Director	Yang-Hee Choi	June of 2023 ~	—	Futuristic technology expert	Director Candidate Recommendation Committee	Corporate Governance Committee Chairperson, Sustainability Management Committee Chairperson, Evaluation and Compensation Committee, Director Candidate Recommendation Committee	None
AGM day of 2026.

Outside Director	Woo-Young Kwak	June of 2023 ~	—	ICT expert	Director Candidate Recommendation Committee	Related-Party Transactions Committee Chairperson, Corporate Governance Committee, Sustainability Management Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.

Outside Director	Jong-Soo Yoon	June of 2023 ~	—	ESG expert	Director Candidate Recommendation Committee	BoD Chairperson, Director Candidate Recommendation Committee Chairperson, Evaluation and Compensation Committee, Related-Party Transactions Committee, Sustainability Management Committee	None
AGM day of 2026.

Outside Director	Yeong-Kyun Ahn	June of 2023 ~	-	Accounting expert	Director Candidate Recommendation Committee	Audit Committee Chairperson, Related-Party Transactions Committee, Director Candidate Recommendation Committee	None
AGM day of 2026.
Outside Director	Seung-Hoon Lee	June of 2023 ~	—	Finance expert	Director Candidate Recommendation Committee	Corporate Governance Committee, Audit Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.
Outside Director	Seong-Cheol Kim	June of 2023 ~	—	Risk/ Regulation expert	Director Candidate Recommendation Committee	Evaluation and Compensation Committee Chairperson, Corporate Governance Committee, Sustainability Management Committee, Director Candidate Recommendation Committee	None
AGM day of 2025.
Outside Director	Seung-Ah Cho	June of 2023 ~ AGM day of 2026.	—	Management expert	Director Candidate Recommendation Committee	Audit Committee, Evaluation and Compensation Committee, Director Candidate Recommendation Committee	None

*	Tenure(*) : Tenure as a director

(Point 1) Established the Director Candidate Recommendation Committee on June 30, 2023.

(by integrating the Representative Director Candidate Examination Committee and the Outside Director Candidate Recommendation Committee)

(b) Establishment of a separate committee for the selection of Outside Directors

※

According to the results of the 1st extraordinary shareholders’ meeting (June 30. 2023), Director Candidate Recommendation Committee is established. (integrating the Representative Director Candidate Examination Committee and the Outside Director Candidate Recommendation Committee)

※	The 4th Director Candidate Recommendation Committee(March 28, 2024) :

Appointment of the Director Candidate Recommendation Committee Chairperson

Name	Outside Director	Note

Jong-Soo Yoon (Chairperson)	O	All Outside Directors (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Yong-Hun Kim	O
Yang-Hee Choi	O
Woo-Young Kwak Seung-Hoon Lee Yeong-Kyun Ahn Seong-Cheol Kim	O O O O
Seung-Ah Cho	O

•	Activities of Director Candidate Recommendation Committee

Order	Date	Subject	Result of Discussion	Outside Director
				Jong-Soo Yoon	Yong-Hun Kim	Yang-Hee Choi	Woo-Young Kwak	Seung-Hoon Lee	Yeong- Kyun Ahn	Seong- Cheol Kim	Seung-Ah Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
				100%)	66%)	100%)	66%)	66%)	100%)	100%)	100%)
1st	2024.3.28	Appointment of Chairperson for Director Candidate Recommendation Committee	Appointment of Chairperson	for	for	for	for	for	for	for	for

2nd	2024.11.12	Operating Plan for Director Candidate Recommendation Committee	Operating Plan approved	for	(Point 1)	for	(Point 1)	(Point 1)	for	(Point 1)	for
		Report on the Continuous Management of External Director Candidate Pool	Original proposal approved	for	(Point 1)	for	(Point 1)	(Point 1)	for	(Point 1)	for

3rd	2024.12.19	Composition of the Advisory Group	Composition of the Advisory Group	for	Absence	for	Absence	Absence	for	(Point 1)	for
		Report on Outside Director Candidate Pool	Original proposal approved	for	Absence	for	Absence	Absence	for	(Point 1)	for

(Point 1) Directors Yong-Hun Kim, Woo-Young Kwak, Seung-Hoon Lee and Seong-Cheol Kim, who are related to the agenda item, do not have voting rights : Article 42 (Director Candidate Recommendation Committee), Paragraph 3 of the Articles of Incorporation.

(5) Expertise of Outside Directors

KT established a dedicated team for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history

BOD Office	9	Office Director 1 (1 years ) Team leader 2 (2.4 years on average) Director 1 (4.8 years on average) Vice director 3 (5.1 years on average) Manager 2 (1.9 years on average)

- Operates Board meetings and Board committees

- Provides preliminary reports on major issues to outside directors

- Provides management information

- Provides other information needed for outside directors’ job and supports for their requests.

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents

2024. 01. 18.	KT	All	—	Major Technology Trends—CES 2024 Review

2024. 03. 05.	KT	All	—	Major Technology Trends—MWC 2024 Review

2024. 04. 09.	KT	All	—	KT Global Business Progress Status

2024. 04. 11.	KT	All	—	2024 KT Group Management Direction

2024. 06. 11.	KT	All	—	Corporate Value-Up Guideline Finalization and Response Plan

2024. 06. 20.	KT	All	—	KT Group Real Estate Status

2024. 09. 24.	Deloitte Anjin LLC	All	—	Education on Internal Accounting Management System

2024. 11. 05.	KT	All	—	KT Corporate Value Enhancement Plan

2. Audit Committee

(1)	Personal Information of Members of the Audit Committee (As of December 31, 2024)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career

Yeong Kyun Ahn (Chairperson)	Yes	- Board Member of International Federation of Accountants (present) - Vice President, Korean Institute of CPA - Member of International Accounting Education Standards Board	Yes	Certified Public Accountant	- Basic
Qualifications:

. Possession of
Korean
Certified
Public
Accountant
(KICPA)
qualification

. Possession of
American
Certified
Public
Accountant
(AICPA)
qualification

- Working
Period:

. More than 5
years of
employment
at Samil
Accounting
Firm (1987-
2014)

Yong-Hun Kim	Yes	- Attorney of Law Firm Daeryuk Aju(present) - External Director of Social Welfare Joint Fundraising Association (present) - Secretary General of the Constitutional Court	—	—	—

Seung Hoon Lee	Yes	- Global Department Representative Partner at KCGI (present) - ESG Department Representative at K Global Asset Management - Executive Vice President, M&A Department, SK Telecom and SK Gas	—	—	—

Seung-Ah Theresa Cho	Yes	- Professor at Business School of Seoul National University, Korea (present) - Vice President of International Affairs at Seoul National University, Korea - Vice President of Korean Strategic Management Society	—	—	—

(2) The independence of audit committee members

The company has a separate audit committee within the board of directors, and the audit committee members are appointed by a resolution of the shareholders’ meeting. The audit committee consists of four outside directors, and one of them is a financial expert (outside director, Yeong Kyun Ahn).

The audit committee performs its duties independently of the company and audits the company’s accounting and operations. They have the authority to request reports on business matters and investigate the financial condition of the company.

Outside Director	Tenure	Consecutive term (number of term)	Reasons for appointment	Recommendor	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Yeong Kyun Ahn (Chair)	June of 2023 ~ AGM of 2026	—	Accounting Expert (relevant to Article 37, Paragraph 2, Clause 1 of the Commercial Act Enforcement Decree)	BoD	Audit Committee (Chairperson), Related- Party Transactions Committee, Director Candidate Recommendation Committee	None
Yong-Hun Kim	March of 2022 ~ AGM of 2025	—	Legal Expert	BoD	Audit Committee, , Related-Party Transactions Committee, Director Candidate Recommendation Committee	None
Seung Hoon Lee	.June of 2023 ~ AGM of 2025	—	Finance Expert	BoD	Director Candidate Recommendation Committee(Chairperson), Audit Committee, Evaluation and Compensation Committee	None
Seung-Ah Theresa Cho	June of 2023 ~ AGM of 2026	—	Management Expert	BoD	Audit Committee, Evaluation and Compensation Committee, Director Candidate Recommendation Committee	None

(3) Major Activities of the Audit Committee

Order	Date	Agenda		Outside Director
				Yeong-Kyun Ahn	Yong-Hun Kim	Seung-Hoon Lee	Seung-Ah Theresa Cho
			Result of Discussion	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2024.2.6	Report on the recruitment of external executive officers for the Second Half of 2023	Accepted as proposed	for	for	for	for
		Approval of audit and Non-Audit services provided by externalauditors to the company and its affiliates	Original proposal approved	for	for	for	for
		Report on operational condition of the internal accounting management system for 2023	Original proposal accepted	for	for	for	for
		Report on final audit for fiscal year 2023 and audit plan for fiscal year 2024	Accepted as proposed	for	for	for	for

2nd	2024.2.20	Report on compliance performance for 2023	Accepted as proposed	for	for	for	for

		Evaluation of compliance officers and internal audit managers by the audit committee for 2023	Determination of evaluation grades	for	for	for	for

		Report on the results of the audit for 2023	Accepted as proposed	for	for	for	for

3rd	2024.3.5	Evaluation results of the internal accounting management system operation by the audit committee for 2023	Original proposal approved	for	for	for	for

		Report on the compliance plan for 2024	Accepted as proposed	for	for	for	for

		Evaluation opinion on the operation status of internal control devices by the audit committee	Original proposal approved	for	for	for	for

4th	2024.3.14

		Results of the investigation of agenda items and documents for the 42nd AGM	Original proposal approved	for	for	for	for

		Audit report for the 42nd AGM	Original proposal approved	for	for	for	for

		Selection of the chairperson of the audit committee	Chairperson selected	for	for	for	for

5th	2024.3.28	Delegation of authority for pre-approval of non-audit services by external auditors	Original proposal approved	for	for	for	for

		Report on the audit results of the consolidated financial statements for the U.S. disclosure for	Accepted as proposed	for	for	for	for

6th	2024.4.9	2023

		Report on the audit performance of external auditors for 2023	Accepted as proposed	for	for	for	for

7th	2024.5.7	Separate and consolidated financial statements for the First Quarter of 2024	Accepted as proposed	for	for	for	for
		Report on the recruitment of external executive officers for the first half of 2024	Accepted as proposed	for	for	for	for

8th	2024.8.6	Separate and consolidated financial statements for the first half of 2024	Accepted as proposed	for	for	for	for

		Report on the audit results for the first half of 2024	Accepted as proposed	for	for	for	for

		Report on audit performance for the first half of 2024 and audit plan for the second half of 2024	Accepted as proposed	for	for	for	for

9th	2024.11.5	Separate and consolidated financial statements for the third quarter of 2024	Accepted as proposed	for	for	for	for
		Approval of audit fees for external auditors for 2025	Original proposal approved	for	for	for	for

10th	2024.12.19	Approval of audit services provided by external auditors to affiliates	Approved with amendments	for	for	for	for

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc.

-	Briefing on major change in management environment and compliance issue

-	Seminars related with the Audit Committee

-	Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2024.5.23	Samil PWC	Yeong-Kyun Ahn (Chairperson) Yeong-Kyun Ahn,	—	- Understanding stakeholder capitalism from an ESG perspective and board response measures - Issues and improvement tasks for Korean corporate boards - Support measures for corporate value-up program
2024.5.28	KT	Yong-Hun Kim, Seung-Honn Lee Seung-Ah Theresa Cho	—	- Operation and audit status of the internal accounting management system - Group-level internalization plan for the internal accounting management system
2024.7.4	KPMG Samjong Accounting Corp.,	Seung-Ah Theresa Cho	—	- Cybersecurity, IT controls, and digital audit - Compliance oversight by directors and auditors (committee members) - Corporate value-up program and the role of the board of directors
2024.10.7	KICPA	Yeong-Kyun Ahn (Chairperson)	—	- ESG-related accounting and taxation - ESG management implementation, evaluation, reporting/disclosure standards, and guidelines
2024.11.29	Audit Committee Forum	Yeong-Kyun Ahn (Chairperson)	—

- Understanding and responding to the Stewardship code

- External audit supervision measures at the time of settlement and response to revised internal accounting management system evaluation ad reporting standards

(6) Supportive team for Audit Committee

Department	Number of Staff	Job Position (years served)	Activity history
Audit Department	42	Offce Head 1 (1year 1 months) Director 2 (6 years 1 month on average) Team leader 6 (5years on average) Team members 33 (3 years on average)

•  Group/company-wide ethical promotion and organizational soundness and ethics diagnosis/auditmanagement

•  Company-wide Management Diagnosis and Risk Management

•  Group/company-wide accounting audit and internal control diagnosis

(7) Matters on Compliance officer

•	Name : Heo Tae-won

•	Qualification : Passed the 43rd Judicial Exam (2001), Lawyer.

•	Education

Graduated from Seoul National University, Department of Law (1994).

•	Professional experience

- Completed the 33rd Judicial Training Institute (2004)

- Worked as a prosecutor in the Criminal/Public Safety Department at the Seongnam, Busan, Suwon, and Seoul Central District Prosecutors’ Offices (2004-2012).

- Lawyer at Kim & Chang Law Firm (2012-2015).

- Outside Director and Chairman of the Audit Committee at Netmarble Corp. (2016-2022).

- Representative Partner at A-In Law Firm (2015-2023).

•	Major Activities and results

Items	Date/Period	Contents	Result

Compliance education	On occasion

- Conducting compliance training by department by major position

- Online education including anti-graft/foreign anti- corruption laws for all employees

- Conducting compliance education for group companies and business partners

Nothing significant report to

- Operation of the Compliance Committee (the highest decision-making body related to compliance control) and the Compliance Office

- Operation of ‘Anti-Corruption Code of Conduct’ to comply with the Anti-Corruption Act and FCPA

- 3rd party risk assessment and compliance due diligence

- Conducting legal review of executives and employees’ work and contracts

Compliance Support	On occasion

- Support smooth compliance activities of executives

and employees through the compliance platform (Support for autonomous compliance activities such as regular access to compliance control data and inquiry of organizations subject to anti-corruption laws)

- Establishment/support of group compliance system

- Report the plans and results of company-wide compliance activities to the Audit Committee

- Report the results of inspection on compliance with the compliance control standards to the board of directors

- Selection of major legal risk areas

- Establishment and implementation of self-inspection

plans for each department

Nothing significant to report

Compliance check	On occasion	- Implementation of actual condition evaluation on self- inspection activity details - Conduct regular inspections for high-risk areas - Special inspection on timely potential risk issues	Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history

Compliance Office	20	Team leader 5 (4years on average) Senior Manager 6 (4.3 years on average) Manager 4 (3.2 years on average) Assistant Manager 2 (0.7 years on average) Lawyer 3 (6.4 years on average)	Support for major activities of compliance officers

3. Matters on Shareholder’s Exercise of Voting Rights

A. Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

B. Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To support minority shareholders -exercise voting rights on each agenda with the written vote measure, KT sends voting papers with the AGM notice. Upon receipt of the documents, the shareholder can exercise voting rights by marking for/against on voting paper and mail the documents back to the company before the AGM.

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote convenience of the shareholders to exercise voting rights in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means), KT adopted electronic voting through the BOD resolution on February 6, 2020. On the AGM notice, KT will notify that shareholder may exercise vote by electronic means. In accordance with Article 368-4 (4) of the Commercial Act, shareholders may choose either electronic or written method if they exercise their voting rights without attending the general meeting.

C. Exercising the right of the minority shareholders

On August 22, 2022Thirty-five minority shareholders, including Cho, Tae-Wook requested KT to file a lawsuit for the damages against the former and current directors, exercising their minority shareholder rights under Article 542(6) of the Commercial Act and Article 403 of the Commercial Code. On September 6, 2022, the 9th Audit Committee decided not to file a lawsuit against directors requested by the minority shareholders.

VI. Shareholder Information

1.	Share Ownership of Largest Shareholder (As of December 31, 2024) (Unit: Shares, %)

Name	Type of Stock	Number of Shares Owned and Percentage of Ownership
		Beginning of Term		End of Term
		Number of Issued Shares	Percentage of Ownership	Number of Issued Shares	Percentage of Ownership
Hyundai Motor Company	Common Stock	12,251,234	4.75	12,251,234	4.86

Hyundai Mobis	Common Stock	8,094,466	3.14	8,094,466	3.21
Total	Common Stock	20,345,700	7.89	20,345,700	8.07

2.	Changes in Largest Shareholder

On April 2, 2024, the largest shareholder changed from the NPS to Hyundai Motor Company and Hyundai Mobis.

3.	Distribution of Shares (As of December 31, 2024) (Unit: Shares)

Category	Name	Number of Shares Owned	Percentage of Ownership	Note
Shareholders Holding 5% or more	Hyundai Motor Company / Hyundai Mobis	20,345,700	8.07	Common Stock
	NPS	19,572,583	7.77	Common Stock
	Shinhan Bank	14,525,096	5.76	Common Stock
Employee Stockholders Association		8,057,639	3.20	Common Stock

VII. Directors, Senior Management and Employees

1. Directors

※ Changes since the preparation date

Inside and outside directors have been changed through the 31, December 2024 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors

Young Shub Kim	April, 1959	Representative Director and Chief Executive Officer	1 year 4 months	March 2026

Chang Seok Seo	July, 1967	Senior Executive Vice President, Network Group Sustainable Management Committee	10 years 11months	March 2026

Outside Directors

Yong-Hun Kim	March 1955	Audit Committee Internal Transactions Committee Director Nomination Committee	2 years 9 months	March 2025

Yanghee Choi	July, 1955	Chairperson of the Corporate Governance Committee Chairperson of the Sustainability Management Committee Evaluation and Compensation Committee Director Nomination Committee	1 year 6 months	March 2026

Woo-Young Kwak	September, 1956	Chairperson of the Internal Transactions Committee Corporate Governance Committee Sustainability Management Committee Director Nomination Committee	1 year 6 months	March 2025

Jong Soo Yoon	August, 1958	Chairman of the Board of Directors Chairperson of Director Nomination Committee Evaluation and Compensation Committee Sustainability Management Committee Internal Transactions Committee	1 year 6 months	March 2026

Yeong Kyun Ahn	February, 1959	Chairperson of the Audit Committee Internal Transactions Committee Director Nomination Committee	1 year 6 months	March 2026

Seung Hoon Lee	December, 1962	Nomination Committee for Director Candidates Audit Committee Corporate Governance Committee	1 year 6 months	March 2025

Seongcheol Kim	June, 1964	Chairperson of the Evaluation and Compensation Committee Corporate Governance Committee Sustainability Management Committee Director Nomination Committee	1 year 6 months	March 2025

SeungAh Theresa Cho	October, 1967	Audit Committee Evaluation and Compensation Committee Director Nomination Committee	1 year 6 months	March 2026

2. Senior Management (As of December 31, 2024)

Name	Title and Responsibilities	Year of Birth

Soo-Jung Shin	Executive Vice President, Non-duty	1965

Chang-Yong Ahn	Senior Executive Vice President, Enterprise Business Group	1966

Seungpil Oh	Senior Executive Vice President, Tech. Innovation Group	1970

Yong-bok Lee	Senior Executive Vice President, Legal Affairs Office	1961

Hyunseok Lee	Senior Executive Vice President, Customer Business Group	1966

Heon-gyu Im	Senior Executive Vice President, Head of business support division	1964

Chung-rim Ko	Executive Vice President, Group Human Resources Office	1967

Kwang-Dong Kim Byung-Kyun Kim	Executive Vice President, Corporate Relations Office Executive Vice President, Daegu/Gyeongbuk Regional Headquarter	1970 1968

Young-In Kim	Executive Vice President, Western Seoul Regional Headquarter	1968

Young-Ho Kim	Executive Vice President, Gangnam Regional Headquarter	1966

Chae-Hee Kim	Executive Vice President, Media Business Group	1974

Hoon-Bae Kim Song-Yul Park	Executive Vice President, Non-duty Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1963 1969

Hyoil Park	Executive Vice President, Strategy Office	1970

Jeonghyun Seo	Executive Vice President, Legal Consulting Department	1971

Jinho Yang	Executive Vice President, Litigation Management Department	1973

Kyung-Hwa Ok	Executive Vice President, IT Ops Unit	1968

Yong-Kyu Yoo	Executive Vice President, Public Customer Business Unit	1971

Won-Joon Lee	Executive Vice President, Procurement Office	1967

Jong-Sik Lee	Executive Vice President, Future Network Laboratory	1972

Chang-Ho Yi	Executive Vice President, Chungnam / Chungbuk Regional Headquarter	1972

Min Jang	Executive Vice President, Financial Management Office	1968

Woo Jin Jung	Executive Vice President, Strategy&Business Consulting Group	1975

Jae-Wook Jeong	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1972

Si Hwan Choi	Executive Vice President, Daegu / NETCORE TF Head	1967

Eui-Jeung Choo	Executive Vice President, Audit Office	1976

Seong-Kwon Kang	Senior Vice President, Cloud Lead	1971

Lee-Hwan Kang	Senior Vice President, Micro Enterprise Business Unit	1970

Jae-Hyung Koo	Senior Vice President, Network Technology Unit	1972

Kap-sok Kwon	Senior Vice President, NETCORE TF General Management Planning	1975

Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971

Hee-Keun Kwon	Senior Vice President, Sales Department Manager	1970

Mongryong Kim	Senior Vice President, Western Seoul Enterprise Customer Sales Headquarter	1971

Young Geol Kim	Senior Vice President, Service Product Unit	1973

Young-Min Kim	Senior Vice President, IT Dev Unit	1971

Yong Nam Kim	Senior Vice President, Jeonnam / Jeonbuk Enterprise Sales Headquarter	1969

You-Tae Kim	Senior Vice President, Corporate Strategy Department	1972

Jun-Ho Kim	Senior Vice President, Non-duty	1965

Jee-Hyeon Kim	Senior Vice President, Partnership & Investment Department	1969

Jin-Chul Kim	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1967

Hoon-Dong Kim	Senior Vice President, AI Lead	1976

Hyeong-Rae Roh	Senior Vice President, Busan/Gyeongnam Enterprise Customer Sales Headquarter	1970

Je-Hoon Myung	Senior Vice President, Enterprise Service Product Unit	1972

Min-Woo Bahk	Senior Vice President, Modern IT Lead	1971

Sei-Keun Park	Senior Vice President, NETCORE TF Head of Technology	1968

Jung-Ho Park	Senior Vice President, Non-duty	1970

Cheal-Ho Park	Senior Vice President, Corporate Relations Office Communication Policy Department	1972

Tae-ho Park	Senior Vice President, P&M TF Head	1970

Soon-Min Bae	Senior Vice President, AI Future Lab	1980

Ki-Hong Seo	Senior Vice President, Non-duty	1967

Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972

Je-Hyun Sung	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1972

Jeung-Yeup Son	Senior Vice President, Device Business Unit	1972

Seung-Ho Song	Senior Vice President, SPA Unit	1974

Young-Tae Song	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1967

Chang-Seog Song	Senior Vice President, Safety&Health Office

Dong-Hoon Shin	Senior Vice President, Gen AI Lab	1976

Young-Woon Shin	Senior Vice President, Group Human Resources Department	1971

Hoon-Joo Shin	Senior Vice President, Non-duty	1971

Sung-Min Oh	Senior Vice President, Sales Operating & Channel Business Unit	1972

Tae-Sung Oh	Senior Vice President, ESG Management & Implementation Unit	1968

Taek-Gyun Oh	Senior Vice President, Network O&M Unit	1968

Seo-Bong Yu	Senior Vice President, AX Business Unit	1975

Kyung-A Yoon	Senior Vice President, Agentic AI Lab	1973

Byoung-Hyu Yoon	Senior Vice President, Chungnam/Chungbuk Customer Sales Headquarter	1972

Young-Kyoon Yun	Senior Vice President, IR Department	1971

Jin-Hyoun Youn	Senior Vice President, Platform Technology Unit	1968

Tae-Sik Yoon	Senior Vice President, Brand Strategy Office	1969

Kyong-Chae Yi	Senior Vice President, Western Seoul Customer Sales Headquarter	1971

Byeong-Moo Lee	Senior Vice President, AX Innovation Support Department	1971

Sang-Ki Lee	Senior Vice President, Global Cooperation Department	1970

Sang-Ho Lee	Senior Vice President, Non-duty	1975

Sung-Kyu Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1969

Se-Jung Lee	Senior Vice President, Decision Intelligence Lab	1974

Young-Jun Lee	Senior Vice President, Non-duty	1968

Jeong-Soo Lee	Senior Vice President, CEO Support Office	1972

Jung-Woo Lee	Senior Vice President, Public Relations Office	1971

Jin-Kwon Yi	Senior Vice President, Enterprise Business Implementation Unit 1	1969

Bo-Heon Im	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1967

Seung-Hyouk Yim	Senior Vice President, Non-duty	1970

Hye-Jin Lim	Senior Vice President, Legal Consulting Group Legal Consulting Department	1978

Du-Seong Chang	Senior Vice President, Non-duty	1969

Byung-Gwan Jang	Senior Vice President, Win-Win Cooperation Unit	1970

Kil-Sung Jung	Senior Vice President, Enterprise Strategy?Planning Department	1974

Seon-Il Jeong	Senior Vice President, Jeonnam/Jeonbuk Network O&M Headquarter	1968

Chan-Ho Jung	Senior Vice President, Human Resources Development Department	1968

Young-Geun Ji	Senior Vice President, Southern Seoul Network O&M Headquarter	1972

Young-Sim Jin	Senior Vice President, Education Business Cooperation Department	1972

Kwang-Chul Choi	Senior Vice President, IPTV Business Unit	1971

Dong-Ryul Choi	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1971

Yung Choi	Senior Vice President, Financial Planning Department	1971

Woo-Hyung Choi	Senior Vice President, Network Core Service Unit	1970

Ho-Chang Choi	Senior Vice President, On External Training	1971

Soo-Kyung Han	Senior Vice President, Corporate Synergy Department	1977

Tae-Won Hur	Senior Vice President, Compliance Office	1970

Tae-Jun Heo	Senior Vice President, Enterprise Business Unit	1970

Hae-Chon Hong	Senior Vice President, Enterprise Business Implementation Unit 2	1972

Kyeng-Hee Hwang	Senior Vice President, Daegu/Gyeongbuk Network O&M Headquarter	1970

3. Current Status of Employees

A. Employee Status

(As of December 31, 2024)	(Unit : KRW million)

Business Division	Gender	Number of Employees					Average Years of Service	Total Annual Salary	Average Salary per Person	Male	Female	Total
		Permanent Employee		Contract Employee		Total
		Total	(Part- time Worker)	Total	(Part- time Worker)
Telecommunications	Male	12,128	—	1,016	—	13,144	21.3	1,555,035	112	63	102	165
Telecommunications	Female	3,684	—	99	—	3,783	17.8	373,097	101
Total		15,812	—	1,115	—	16,927	20.5	1,928,132	110

※ Calculation Criteria:

•	Permanent Employees: Regular employees + security guards + indefinite-term contract employees

•	Contract Employees: Non-registered executives + assistant managers + professional career employees + general/project contract employees

•	Non-registered executives: 88 male executives + 11 female executives = 99 executives as of December 31, 2024

•	Average years of service: Limited to permanent employees

•	Total annual salary and average salary per person: Based on the income tax law’s labor income amount for regular employees/non-registered executives who were employed from January to December

•	External workers: Workers employed by other employers but used by the company according to Article 4, Paragraph 1, Subparagraph 4 of the Enforcement Rules of the Basic Employment Policy Act

B. Parental Support System Usage

Category (Unit : Number of People)	Current Year (43rd)	Previous Year (42nd)	Year Before Last (41st)
Male Parental Leave Users	20	11	14
Female Parental Leave Users	52	47	53
Total Parental Leave Users	72	58	67

Male Parental Leave Usage Rate	11.6%		6.7%		7.3%
Female Parental Leave Usage Rate	70.3%		81.0%		63.9%
Total Parental Leave Usage Rate	29.3%		26.2%		24.3%
Employees Working for More Than 12 Months After Returning from Parental Leave (Male)	273		193		165
Employees Working for More Than 12 Months After Returning from Parental Leave (Female)	498		420		409
Total Employees Working for More Than 12 Months After Returning from Parental Leave	771		613		574
Users of Shortened Working Hours for Childcare	16	(19cases)	12	(18cases)	8	(10cases)
Users of Spouse’s Paternity Leave	176		165		211

※ Number of parental leave users: Employees who applied for parental leave among those with children born in the relevant year

※ Parental leave usage rate: (Number of parental leave users) / (Number of employees with children born in the relevant year)

※ Employees working for more than 12 months after returning from parental leave: Employees who worked for more than 365 days after the initial parental leave application (excluding leave days)

※ Calculation criteria for spouse’s paternity leave: If used over two years, counted separately for each year

C. Flexible Working System Usage

Category (Unit : Number of People)	Current Year (43rd)		Previous Year (42nd)		Year Before Last (41st)
Flexible Working System Usage	°		°		°
Users of Staggered Working Hours		7,417		6,411		3,123
Users of Selective Working Hours		—		15		33
Users of Remote Work (Including Telecommuting)		7,041		9,088		19,264

※ Includes users who used the flexible working system even once or for one day

※ Calculation criteria for staggered working hours: Quarterly user count, average value calculation

※ If staggered working hours and remote work (including telecommuting) are used simultaneously, counted separately for staggered working hours and remote work

D. Non-Registered Executive Remuneration

(As of December 31, 2024	(Unit : KRW million)

Category	Number of People	Total Annual Salary	Average Salary per Person
Non-Registered Executives	99	32,830	384

※ ‘Number of People’ excludes executives who retired during the year and is based on the number as of December 31, 2024.

※ ‘Total Annual Salary’ includes the income tax law’s labor income amount paid to non-registered executives during the disclosure period (January 1, 2024 - December 31, 2024), including amounts paid to executives who retired or were newly appointed during the year

※ ‘Average Salary per Person’ is the sum of the monthly average salary (total monthly salary divided by the average number of executives employed in the month) during the disclosure period (January 1, 2024—December 31, 2024)

4. Remuneration to Executive Officers

A. Amount Approved by the General Meeting of Shareholders

(Unit: KRW million)

Position	Number of People	Amount Approved by the General Meeting of Shareholders	Remarks
Inside Director	2	5,800	The amount approved by the general meeting includes both inside and outside directors.
Outside Directors	8

B. Remuneration Amount

(1) Total Remuneration Amount

(Unit: KRW million)

Number of People	Total Amount	Average Amount per Person
10	2,433	243

(2) Remuneration Amount by Position

(Unit: KRW million)

Position	Number of People	Total Amount	Average Compensation per Person
Inside Directors (excluding Outside Directors and Audit Committee Members)	2	1,651	826
Outside Directors (excluding Audit Committee Members)	4	379	95
Audit Committee Members	4	403	101
Auditor	—	—	—

※ The “Number of People” is based on the reference date of December 31, 2024.

※ The “Total Amount” is the total income paid as directors during the disclosure period from January 1, 2024, to December 31, 2024.

※ The “Average amount per Person” is calculated by simply averaging the total compensation by the number of people as of the reference date of December 31, 2024.

<Individual Remuneration Status of Director/Auditor with Total Amounts Over KRW 500 Million>

(1) Individual Remuneration Amount

(Unit: KRW million)

Name	Position	Total Amount	Remuneration Not Included in Total Amount
Young-Shub Kim	Representative Director	901	—
Chang-Seok Seo	Inside Director	750	—

※ The total individual remuneration above is the total amount paid from January 1, 2024, to December 31, 2024.

(2) Criteria and Methods for Calculation

(Unit: KRW million)

Name	Type of Remuneration		Total Amount	Basis and Method of Calculation
Representative Director Young-Shub Kim	Employment income	Salary	556	The salary of KRW 556 million was paid in installments during the disclosure period, considering the rank, position, and contribution to the company based on the criteria and payment methods for director compensation determined by the board resolution and internal guidelines such as management executive guidelines

		Incentives	332	The bonus of KRW 332 million was determined and paid based on the criteria and payment methods for director compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	13	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		—	Not applicable

	Other Income		—	Not applicable

Name	Type of Remuneration		Total Amount	Basis and Method of Calculation
Inside Director Chang-Seok Seo	Employment Income	Salary	392	The salary of KRW 392 million was paid in installments during the disclosure period, considering the rank, position, and contribution to the company based on the criteria and payment methods for director compensation determined by the board resolution and internal guidelines such as management executive guidelines

		Incentives	339	The bonus of KRW 339 million was determined and paid based on the criteria and payment methods for director compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	19	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		—	Not applicable

	Other Income		—	Not applicable

<Individual Remuneration Status of the Top 5 Recipients with Total Amounts Over KRW 500 Million>

(1) Individual Remuneration Amount

Name	Position	Total Amount	Remuneration Not Included in Total Amount
Young-Shub Kim	Representative Director	901	—
Chang-Seok Seo	Inside Director	750	—
Hyeon-Seuk Lee	Executive	683	—
Soo-Jung Shin	Former Executive	1,677	—
Hoon-Bae Kim	Former Executive	949	—

※ The total individual remuneration above is the total amount paid from January 1, 2024, to December 31, 2024.

(2) Criteria and Methods for Calculation

(Unit: KRW million)

Name	Type of Remuneration		Total Amount	Basis and Method of Calculation
Representative Director Young-Shub Kim	Employment income	Salary	556	The salary of KRW 556 million was paid in installments during the disclosure period, considering the rank, position, and contribution to the company based on the criteria and payment methods for director compensation determined by the board resolution and internal guidelines such as management executive guidelines

		Incentives	332	The bonus of KRW 332 million was determined and paid based on the criteria and payment methods for director compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	13	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		—	Not applicable

	Other Income		—	Not applicable

Inside Director Chang-Seok Seo	Employment Income	Salary	392	The salary of KRW 392 million was paid in installments during the disclosure period, considering the rank, position, and contribution to the company based on the criteria and payment methods for director compensation determined by the board resolution and internal guidelines such as management executive guidelines

		Incentives	339	The bonus of KRW 339 million was determined and paid based on the criteria and payment methods for director compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	19	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		—	Not applicable

	Other Income		—	Not applicable

Name	Type of Remuneration		Total Amount	Basis and Method of Calculation
Executive Hyeon-Seuk Lee	Employment Income	Salary	355	The salary of KRW 355 million was paid in installments during the disclosure period, considering the executive delegation contract, considering the position, title, and company contribution.

		Incentives	302	The bonus of KRW 302 million was determined and paid based on the criteria and payment methods for executive compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	26	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		—	Not applicable

	Other Income		—	Not applicable

Former Executive Soo-Jung Shin	Employment Income	Salary	408	The salary of KRW 408 million was paid in installments during the disclosure period, considering the executive delegation contract, considering the position, title, and company contribution.

		Incentives	224	The bonus of KRW 224 million was determined and paid based on the criteria and payment methods for executive compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	22	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		1,023	The retirement income of KRW 1,023 million was calculated by reflecting the length of service (10.4 years) in the base annual salary for 2.5 months before the occurrence of the retirement reason, according to the executive retirement payment regulations approved by the shareholders’ meeting.

	Other Income		—	Not applicable

Name	Type of Remuneration		Total Amount	Basis and Method of Calculation
Former Executive Hoon-Bae Kim	Employment Income	Salary	230	The salary of KRW 230 million was paid in installments during the disclosure period, considering the executive delegation contract, considering the position, title, and company contribution.

		Incentives	177	The bonus of KRW 177 million was determined and paid based on the criteria and payment methods for executive compensation determined by the board resolution, considering the business performance such as sales and operating profit, the performance and contribution as an executive, and the internal and external management environment.

		Stock Option Exercise Profit	—	Not applicable

		Other employment income	22	The amount includes items considered as employment income among welfare items provided according to welfare standards, including health check-up fees and medical support funds.

	Retirement Income		520	The retirement income of KRW 520 million was calculated by reflecting the length of service (9.1 years) in the base annual salary for 2.5 months before the occurrence of the retirement reason, according to the executive retirement payment regulations approved by the shareholders’ meeting.

	Other Income		—	Not applicable

C. Standards for payment of remuneration for directors and auditors

(1) Standards for payment of remuneration for Representative Director and Inside Director

(a) Employment income

Employment income consists of salary(base and position allowance), incentives(short-term and long-term bonus), and other income.

•	Base salary : It shall be paid monthly in 1/12 amounts as determined by the board resolution and management executive delegation contract.

•	Position allowance : It shall be paid monthly in 1/12 amounts based on the importance of the position and as determined by the board resolution and management executive delegation contract.

•

Short-term Incentives : It can be paid based on performance evaluation of annual goals, determined by the board decision, and consists of quantitative indicators such as sales and operating profit, and non-quantitative indicators. For the Representative Director, it is paid within the range of 0-180% of the base salary, and for inside directors, within the range of 0-140% based on performance and contribution.

•

Long-term Incentives : It can be paid in restricted stocks within the range of 0-140% (Representative Director), 0-95% (inside directors) of the base salary according to the management contract and delegation contract, considering the total shareholder return and other evaluation results.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

(b) Severance Income

It can be paid according to the Executive Severance Payment Regulations.

(2). Standards for payment of remuneration for Outside Directors

•	Fixed monthly amount : It shall be paid monthly at a uniform level as determined by the board resolution.

•	Meeting Allowances : It shall be paid monthly based on the attendance at board and committee meetings, as determined by the board resolution, and settled in the following month.

•	Stock compensation : It shall be paid in restricted stocks equivalent to 20 million won per person annually, determined by board resolution.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

D. Grant and Exercise Status of Stock Options

(1) kt cloud Co., Ltd.

(As of December 31, 2024)	(Unit: KRW million)

Category	Number of Recipients	*Total fair value of Stock options granted	Notes
Registered Directors (excluding outside directors and audit committee members)	—	—	—
utside Directors (excluding audit committee members)	—	—	—
Audit Committee Members or Auditors	—	—	—
Executive Officers	9	212	Including 2 employees on leave

Total	9	212	—

*

The compensation cost of the related stock options was calculated using the fair value approach with the binomial model, and the assumptions and variables used to calculate the compensation cost are as follows.

Fair Value of Granted Stock Options	KRW 33,290

Fair Value of Underlying Asset	KRW 107,204

Stock Price volatility	31.66%

Dividend Yield	Not applicable

Maturity	5 years

Risk-Free Rate	3.014%~3.332%

1)	The fair value of the company’s common stock, which is the underlying asset of the stock options, was calculated using the discounted cash flow method.
2)

The common stock of kt cloud Co., Ltd. is unlisted, and the expected stock price volatility was estimated by averaging the historical volatility of similar listed companies’ stock prices over a certain period (1 year, 246 business days).

E. The stock-based compensation system

(1) Restricted Stock Unit(RSU)

① To reward management performance and encourage the enhancement of corporate value, the company can grant restricted stock units (RSUs) to inside directors and management executives as stock-based compensation. For inside directors, including the Representative Director, the number of shares granted is determined based on the performance evaluation such as Total Shareholder Return (TSR) within the limits specified in the compensation payment standards resolved by the Board of Directors. For management executives, the total number of shares granted is determined based on the same performance evaluations and is differentially granted according to individual contracts.

The stock grants are executed through the disposal of treasury shares resolved by the Board of Directors, and the granted shares are subject to a three-year transfer restriction through the establishment of a pledge. During the disclosure period (2022-2024), a total of 366,538 shares of common stock were granted, all of which were paid out from the company’s treasury shares.

(As of December 31, 2024)	(Unit: Shares)

Grant date	May 11, 2022	July 17, 2023	May 29, 2024	November 15, 2024
Recipient	Inside directors and executives

Number of Recipient	91	96	98	1

number of shares granted	125,675 shares	128,962 shares	104,730 shares	7,171 shares

cumulative payment amount during the disclosure period	366,538 shares

② To secure excellent personnel and retain and motivate key talent with competitive capabilities, the Board of Directors resolved to grant restricted stock units (RSUs) to employees starting from April 2024. Based on individual contracts, RSUs can be granted differentially within an annual limit of 6 billion KRW. After granting RSUs, if employees meet the tenure and service requirements specified in their individual contracts, the company will transfer the RSUs to the employees by disposing of treasury shares through a resolution of the Board of Directors.

Since the introduction of the RSU system in April 2024, as of the end of 2024, one employee has been granted 766 shares of common stock as RSUs. There were no RSUs granted or canceled during 2024, and the outstanding RSUs as of the end of 2024 amount to 766 shares.

(As of December 31, 2024)	(Unit: Shares)

Grant date	September 9, 2024
Number of Recipient	1 employee

number of shares granted	766 shares

Vesting Conditions	• 1 year of service from the grant date (50% of granted shares) • 4 years of service from the grant date (50% of granted shares) • Continuous employment until the date of stock disposal

Payment timing	After meeting the service requirements, upon the resolution of the Board of Directors to dispose of the shares (twice a year: January/July)

Accumulated Number of Shares Granted During the Disclosure Period	766 shares

(2) Stock Grant

The company can pay part of the compensation for outside directors in the form of stock grants. These shares are granted through the resolution of the Board of Directors to dispose of treasury shares and are subject to a one-year transfer restriction through the establishment of a pledge. During the disclosure period (2022-2024), a total of 9,374 shares of common stock were granted, all of which were paid out from the company’s treasury shares.

(As of December 31, 2024)	(Unit: Shares)

Grant date	May 11, 2022	July 17, 2023	May 29, 2024
Recipient	Outside directors

Number of Recipient	8	8	11

number of shares granted	3,248	2,728	3,398

cumulative payment amount during the disclosure period	9,374 shares

VIII. Affiliated Companies

(Units : KRW Million, Shares, %)

Name of Company	Beginning Balance			Increase(Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition(Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Linkus Co., Ltd.	3,075,232	87.3	6,738	0	0	0	3,075,232	87.3	6,738	61,210	-1,633
LS Marine Solution	1,794,442	7.3	5,409	-1,794,442	-5,409	0	0	0	0	0	0
KT Telecop Co., Ltd.	5,765,911	86.8	134,308	5,286,915	4,233	0	11,052,826	92.7	138,541	400,437	8,793
KTCS (*1)	3,177,426	8.4	6,427	0	0	0	3,177,426	8.4	6,427	313,093	-1,308
KTIS (*1)	10,196,190	33.3	30,633	0	0	0	10,196,190	33.3	30,633	469,932	11,862
KT Skylife (*1)	23,908,000	50.6	311,696	0	0	0	23,908,000	50.5	311,696	880,108	-123,363
KT Service Bukbu	476,094	67.3	3,873	0	0	0	476,094	67.3	3,873	56,706	-6,665
KT Service Nambu	531,127	76.4	10,160	0	0	0	531,127	76.4	10,160	57,827	-5,881
KTDS Co., Ltd. (*1)	2,400,000	91.6	19,616	0	0	0	2,400,000	91.6	19,616	306,217	33,346
KT Estate Inc.	15,848,819	100	1,084,522	0	0	0	15,848,819	100	1,084,522	2,469,995	27,505
KT GDH	4,760,000	100	2,745	0	0	0	4,760,000	100	2,745	7,998	303
BC card	3,059,560	69.5	633,004	0	0	0	3,059,560	69.5	633,004	5,728,101	107,757
H&C Network	8,903	1	848	0	0	0	8,903	1	848	59,808	1,868
KT Sat Co., Ltd.	10,000,000	100	390,530	0	0	0	10,000,000	100	390,530	733,574	30,741
KT Sprorts Co., Ltd.	10,602,667	52.6	27,326	0	0	0	10,602,667	52.6	27,326	23,299	859
KT M mobile Co., Ltd.	40,000,000	100	102,237	0	0	0	40,000,000	100	102,237	195,196	13,142
KT Music Contents Investment Fund No.2	1,156,400,000	26.7	1,156	0	0	0	1,156,400,000	26.7	1,156	5,508	134
KT Investment Co., Ltd	4,000,000	100	20,000	0	0	0	4,000,000	100	20,000	26,468	587
KT Strategic Investment Fund No. 3	29	86.7	2,947	-16	-2,817	0	13	86.7	130	7,232	7,415
KT Strategic Investment Fund No. 4	0	95	0	0	0	0	0	95	0	15,189	2,636
KT Strategic Investment Fund No. 5	190	95	19,000	0	0	0	190	95	19,000	11,140	-1,391
Next connect PFV	73,696,974	100	24,250	0	0	0	73,696,974	100	24,250	1,429,260	-21,508
KT Huimangjieum	600,000	69.9	3,000	0	0	0	600,000	69.9	3,000	8,453	1,318
KT Engineering Co., Ltd. (KT ENGCORE)	1,400,000	59.8	28,000	0	0	0	1,400,000	59.8	28,000	183,753	2,634
KTJapan Co., Ltd.	1,671	100	0	0	0	0	1,671	100	0	1,750	-180
East Telecom LLC	0	91.6	23,339	0	0	0	0	91.6	23,339	74,525	6,848
KT Hong Kong Telecommunications Co., Ltd.	405,000	100	460	0	0	0	405,000	100	460	9,105	423
KT Rwanda Networks Ltd	5,100,000	51	0	0	0	0	5,100,000	51	0	131,362	-21,025
AOS Ltd.	1,530,000	51	1,879	0	0	0	1,530,000	51	1,879	14,305	643
Korea Telecom America, Inc.	4,500	100	2,376	0	0	0	4,500	100	2,376	6,843	192
KT Alpha Co., Ltd	34,554,525	70.5	130,924	0	0	0	34,554,525	70.5	130,924	464,180	20,682
KTJapan Co., Ltd.	1,671	100	0	0	0	0	1,671	100	0	1,750	-180
East Telecom LLC	0	91.6	23,339	0	0	0	0	91.6	23,339	74,525	6,848
KT Hong Kong Telecommunications Co., Ltd.	405,000	100	460	0	0	0	405,000	100	460	9,105	423
KT Rwanda Networks Ltd	5,100,000	51	0	0	0	0	5,100,000	51	0	131,362	-21,025
AOS Ltd.	1,530,000	51	1,879	0	0	0	1,530,000	51	1,879	14,305	643
Korea Telecom America, Inc.	4,500	100	2,376	0	0	0	4,500	100	2,376	6,843	192
KT Alpha Co., Ltd	34,554,525	70.5	130,924	0	0	0	34,554,525	70.5	130,924	464,180	20,682
KT Commerce, Inc.	266,000	19	1,782	0	0	0	266,000	19	1,782	138,577	8,122
KT M&S Co., Ltd.	47,400,000	100	26,764	30,000	150	0	47,430,000	100	26,914	261,539	19,681

KT MOS Bukbu Co., Ltd. (*1)	409,991	100	6,334	0	0	0	409,991	100	6,334	50,262	1,287
KT MOS Nambu Co., Ltd. (*1)	248,515	98.4	4,267	0	0	0	248,515	98.4	4,267	51,458	3,719
Nasmedia Inc. (*1)	4,981,141	44.1	23,051	0	0	0	4,981,141	44.1	23,051	391,271	1,842
PlayD Co., Ltd.	3,008,989	23.5	20,000	0	0	0	3,008,989	23.5	20,000	134,657	4,483
kt studiogenie	11,645,086	90.9	283,620	0	0	0	11,645,086	90.9	283,620	561,551	212
lolab	2,382,200	79.8	21,958	-2,382,200	-21,958	0	0	0	0	0	0
KT ES Pte. Ltd.	108,000,000	57.6	13,641	67,500,000	68,270	-65,908	175,500,000	68.8	16,003	26,191	-75,860
KT Strategic Investment Fund No. 6	161	92	16,100	0	0	0	161	92	16,100	12,783	-4,550
kt altimedia	1,953,125	100	22,000	0	0	0	1,953,125	100	22,000	44,570	274
KTP SERVICES INC.	10,600,000	100	253	0	0	0	10,600,000	100	253	3,257	272
CU Construction Co., Ltd.(*2)	13,300	19	0	-13,300	0	0	0	0	0	0	0
KIF investment fund	100	33.3	115,636	0	0	0	100	33.3	115,636	573,376	37,187
Logind	28,150	20.4	621	0	0	-621	28,150	20.4	0	667	-136
KT-DSC Creative Economy Youth Start-up Investment Fund	2,220	17.1	2,220	-165	-165	0	2,055	17.1	2,055	56,231	-25,851
Korea Electric Vehicle Charging Service	304,553	7.6	3,439	0	0	0	304,553	7.6	3,439	43,787	-3,877
KT Smart Factory Investment Fund	5,000	29.4	5,000	0	0	0	5,000	29.4	5,000	14,087	1,961
KT Youth Startup DNA Investment Fund	11,000	45.8	11,000	0	0	0	11,000	45.8	11,000	16,253	2,133
Artificial Intelligence Research Institute	600,000	14.3	0	0	0	0	600,000	14.3	0	2,722	-1,382
KT-IBKC Future investment fund no.1	38	43.3	3,770	-18	-1,820	0	20	43.3	1,950	16,438	-558
Gyeonggi-KT Superman Investment Fund	25	35.7	2,500	-5	-500	0	20	35.7	2,000	12,476	28
HD Hyundai Robotics Co., Ltd.	888,889	10	50,000	0	0	0	888,889	10	50,000	0	0
QTT Global (Group) Company Limited	160,000	25	0	0	0	0	0	25	0	0	0
VRSB(Virtual Realm Sdn Bhd)	1,960,000	49	550	0	0	-550	1,960,000	49	0	14	0
KT Early-stage Investment Fund	5,600	40	5,600	2,400	2,400	0	8,000	40	8,000	18,666	-403
Smart Korea KT Next Investment Fund	6,000	27.3	6,000	0	0	0	6,000	27.3	6,000	21,001	-430
IBK-KT Digital New Industry Investment Fund	15,000	34.9	15,000	0	0	0	15,000	34.9	15,000	34,013	-7,544
KT RUS LLC	0	100	1,532	0	0	-1,532	0	100	0	420	-31
KT DX VIETNAM COMPANY LIMITED	0	100	1,860	0	0	0	0	100	1,860	1,568	-262
KT Cloud Co., Ltd.	17,712,048	92.7	901,504	0	0	0	17,712,048	92.7	901,504	2,055,812	35,367
Megazone Cloud Corporation	24,058	6.7	130,001	0	0	0	24,058	6.7	130,001	1,456,061	-18,576
TeamFresh Corp.	7,000	4.2	7,158	0	0	-3,437	7,000	4.1	3,721	321,080	-11,543
KB Telecommunications 3 ESG Fund	10,000	25	10,000	0	0	0	10,000	25	10,000	39,774	282
Data Center Development Blind Fund	8,505,093,393	25	7,750	0	0	0	8,505,093,393	25	7,750	30,110	-465
Shinhan EZ General Insurance, Ltd.	2,102,896	9.9	12,376	0	0	0	2,102,896	9.9	12,376	289,867	-17,403
New Media Tech Fund	1,200	20	1,200	1,200	1,200	0	2,400	20	2,400	11,647	-97
Shinhan KT Logistics Private Real Estate Investment Trust No.1	8,715,317,064	30	8,715	45,219,769	45	0	8,760,536,833	30	8,760	29,101	380
K-Realty Qualified Private Real Estate Investment Trust No.4	1,500,000,000	4.8	1,500	0	0	0	1,500,000,000	4.8	1,500	79,220	-1,034
KT HEALTHCARE VINA COMPANY LIMITED	0	100	13,001	0	-13,001	0	0	100	0	0	0
TelcoCB Corp.	1,300,000	26	6,500	0	0	0	1,300,000	26	6,500	13,816	-8,116

IBK-KT Young Enterpreneurs MARS Investment Fund	5,000	38.8	5,000	5,000	5,000	0	10,000	38.8	10,000	25,839	-107
kt netcore Co. Ltd	0	0	0	610,000	61,000	0	610,000	100	61,000	61,213	134
kt p&m	0	0	0	400,000	10,000	0	400,000	100	10,000	10,029	-67

※ The financial status of the recent business year is as of December 31, 2024.

(*1) The equity ratio is calculated by excluding the treasury shares held by subsidiaries from the total number of shares.

(*2) The equity in CU Construction has been fully impaired since the first half of 2011 due to doubts about the going concern assumption, and the total assets and net profit amounts for the last five years cannot be confirmed